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03037526

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Occupational Medical Innovations Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5774 FISCAL YEAR 6-30-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DATE: 11/18/03

occupational & medical innovations limited
annual report 2002 - 2003

omi

Contents

OMI. Purposeful innovation

OMI exists because of headlines like these:

Needlestick injury on city beach
Discarded scalpel blamed for infection

These are accidents. However, removing dangers like these is no accident.

For the team at OMI, addressing the threat of sharps injuries requires purposeful innovation.

Purposeful
OMI carefully scrutinises medical and related practices to identify areas of risk or potential danger.

Innovation
True innovation requires seeing the problem for what it is and finding an effective solution.

Our vision and mission
Recognising the need for safety and purposeful innovation, the OMI vision is clear:

To create a safer world through affordable, innovative occupational and medical technology.

It is this vision that defines and energises the OMI mission, which is to:

- Deliver innovative, affordable safety products of high quality to the healthcare industry

- Live by our core values of honesty, integrity, fairness, respect and responsibility for self and others

- Become a recognised leader in occupational and medical safety technology

True to our mission, over the past year OMI has delivered innovative and high quality yet affordable healthcare products.

Not only have these products become successful across the world, the benefits to the public and the healthcare industry will be immeasurable.

However, even after a brilliant year of innovation and growth, the OMI team is not satisfied.

Throughout the company there is a hunger, a stirring energy motivating OMI onward.

And we won't rest until we have become world leaders in occupational and medical safety technology.


omi
LIMITED

Highlights of 2002-2003

Date	Event	Comment
September 2002	Multi-million dollar deal	OMI signs a five-year agreement to supply B. Braun Australia Pty Ltd with a minimum of four million units of the Needle-Free Access Valve per year.
September 2002	Safety Scalpel listed	The Therapeutic Goods Administration's listing of OMI's Safety Scalpel opens the way for Australian sales under the OMI brand.
December 2002	OMI signs with US distributor	The American Safety Razor Company agrees to distribute OMI's Safety Scalpel throughout the USA, Canada, Mexico and the Caribbean for five years under their prestigious Personna Medical brand.
January 2003	Second scalpel manufacturing agreement	The China-based company, The Wuxi Xinda Medical Device Co Ltd, will manufacture OMI's Safety Scalpel for the US and Australian markets. Wuxi Xinda has an international reputation for manufacturing and supplying medical devices.
February 2003	Retractable Syringe patent	A patent application for OMI's new X3 Retractable Syringe is published. The X3 has been designed specifically for the huge third world markets.
March 2003	Personna Medical deal: Projected revenue	The world's first multi-sized Safety Scalpel with a retractable guard wins an Australian Design Award in the Industrial Design category.
May 2003	First Personna Medical order	Personna Medical places its first order, worth more than $AUD250 000, for OMI's Safety Scalpel.
Jun 2003	OMI signs manufacturing agreement for Needle-Free Access Valve	The Vitalcare Group Inc agrees to manufacture OMI's Needle-Free Access Valve. Under the three-year deal, Vitalcare has the capacity to manufacture one million units per month.


Personna Plus
11
SAFETY CARTRIDGE
DISPOSABLE SAFETY SCALPEL

Chairman's letter

On behalf of the Board of Directors of OMI, I take pleasure in presenting the Annual Report for Occupational and Medical Innovations Limited for the year ended 30th June 2003. It is now three years since OMI floated on the Australian Stock Exchange and progress towards becoming a profitable enterprise has been steady and positive.

Since our last report, OMI has forged a mature business relationship with Wuxi Xinda, our scalpel manufacturer, with all scalpel products – that is, safety cartridges and steel re-useable and plastic disposable handles in all sizes being ready for full-scale production.

We have signed a distribution agreement with the American Safety Razor Company in the USA, for distribution throughout the United States, Mexico, Canada and the Caribbean. Distribution throughout Australia and the Asia Pacific region under our own OMI brand will soon follow when negotiations for the distribution agreement for this area are finalised.

The Needle-Free Access Valve is passing through the final stages of development and regulatory approval, both here and in the USA, with B. Braun Australia ready to take it to the marketplace in Australia and the Asia Pacific region as soon as all the approvals are in place and trials are successfully completed.

With the above two products well on their way, increasing focus is being applied to our Retractable Syringe and hopes are high that this next financial year will be OMI's Year of the Syringe.

Although the above progress is satisfying, it was expected and I am more pleased with the progress being made in the number and quality of our staff and the attitude of increasing professionalism with which they are approaching the task ahead.

OMI is moving into a high growth phase and its face is changing at a rapid rate. We have realised that, in order to get our products to market, we need not only to be a research, design and development company, but must also have strong manufacturing, sales and marketing arms.

We are in the process of taking all the appropriate steps to meet these needs: Firstly, by identifying and hiring the correct personnel to grow the company; and secondly, by putting all the operational, managerial and regulatory processes in place so that the company runs efficiently in all three areas.

Financially, we are in a healthy position with a successful capital raising of $AUD 3.1 million in April this year and a financial year loss less than previously, despite increased activity.

The Board of OMI has also changed with the loss of Mr Bill Grady, due to personal commitments and heavy workload elsewhere. The hunt is now on to identify at least one and possibly two more experienced members who will value-add to the Board in this time of imminent rapid growth.

In summary, our third year has been one of change, acquisition of knowledge and experience. The forecast for year four is for even greater change as we move into a rapid growth phase and income from our products starts to flow into our company.

As always, I would like to take this opportunity to thank most sincerely those staff members who have put so much effort into the achievements of OMI in this past financial year. Your dedication and hard work has been recognised and I thank you for it.

J.E.Taske
Chairman



Squaring up to global challenges

The potential global market for OMI products is enormous – and growing rapidly. A recent Frost & Sullivan report (European Needles, Syringes and Catheters Markets, 1999) estimates the retractable or safety syringe market will account for almost 70 per cent of all syringe supply in the US by 2006. Furthermore, as countries outside the United States adopt safety philosophies, this market will expand dramatically.

However, even if the market is huge, it is extremely competitive. Across the world there are over 1000 patents in the field of safety syringes.

Interestingly, of all these patents, only a small percentage has come to market. Many are overcomplicated, difficult to manufacture or assemble and are expensive to produce.

Now, here is a vital point: Even those products that have entered the market have triggered little interest. Why? The answer is simple. Cost.

In our opinion, governments, hospitals and users cannot afford to pay up to 10 times as much for some of these products, even when they save lives and reduce litigation and treatment expenditure.

OMI is squaring up to meet the challenges of this competitive, complex and demanding marketplace. One response is to make sure cost-effectiveness is built into our product design. Another response has been the decision to bolster the company's skill base.





Since 2002, OMI has developed skills and expertise in the following areas:

Logistics

OMI has developed expertise in the fields of importing, exporting and international finance.

Manufacturing

We are committed to outsourcing our manufacturing only to companies that offer high quality, low cost services.

Regulatory

OMI continues to build a working partnership with the three leading regulatory bodies in the world – the Therapeutic Goods Administration (Australia), the Food and Drug Administration (USA) and the Conformité Européenne (Europe).

Quality

OMI has designed and implemented a quality system in accordance with ISO 13485, the international standard for the design and manufacture of medical devices. This is the specific medical equivalent standard to ISO 9001.

Our most important resource in achieving quality is our people.

By broadening and strengthening this resource, OMI will continue to achieve stringent quality goals on our way to greater growth and profitability.


three-month

Toward a safer world
the safety scalpel

Over the past year OMI has found that the journey towards providing the world with innovative safety products requires dedication – and just a little help.



the safety scalpel



While the Safety Scalpel was still in development, Personna Medical came alongside OMI with an interest in the product.

Initially this US-based medical supplies company was interested in distributing the scalpel, but, as OMI General Manager Wayne Archibald said,

"Our alliance with Personna went beyond supplier to customer".

Personna, with its wealth of healthcare experience, has become a valuable resource in assisting OMI to refine the following features of the scalpel:

Low cost design for manufacture

Availability in re-useable and disposable versions

Breadth of product range – all blade sizes

Minimal technique change for users

Simple one-handed safety activation

Toward a safer world

The Needle-Free Access Valve

Further to its agreement with B. Braun Australia, OMI is drawing on the considerable experience and resources of B. Braun USA to ensure delivery of a world-class product.

This collaboration will build on the ground-breaking features of the Needle-Free Access Valve, which include:

Positive displacement

Low cost design

Adaptability to both luer slip tip and luer lock



the needle-free access valve



Toward a safer world

The Retractable Syringe

The Retractable Syringe is a tribute to the inventive talents of the OMI team.

This innovative, cost-effective product has significant competitive advantages, which include:

Low cost design for manufacture

Low dead space

Fast R&D changes

Blood splatter test now exceeds performance of competitive devices

Permanently inaccessible needle

Will now retract even if needle is bent

Although the world market for retractable syringes is growing, it is also a highly competitive environment.





the retractable syringe

In order to maximise the opportunities for commercialising the Retractable Syringe, OMI has undertaken significant market research in developing its imminent market-entry strategy.



Going to market

In a competitive and fast-moving marketplace, time is of the essence.

OMI recognises the importance of responding quickly to changing market demands.

With its efficient infrastructure and highly skilled R&D team, OMI has the ability to create innovative safety devices in a very short timeframe.

Consequently, leading healthcare companies can market these products faster than the competition, creating a significant market advantage.

Building on this advantage requires strong and clear-sighted marketing strategies.

OMI considers the following strategic options are key to marketing its products:

1 OMI self-distributes and sells products to the healthcare market

2 OMI sells finished products to major healthcare companies who already have the appropriate infrastructure in place

3 OMI negotiates royalties with companies wishing to manufacture OMI products

4 OMI sells the product patent

Expansion plans

OMI's operational plans for expansion are aimed toward greater competitive advantage through:

Product differentiation

Design for low-cost manufacture

Speed to market

As OMI grows and gains further momentum, the following strategies will enable OMI to capitalise on its competitive advantage:

Forging new relationships with strategic partners

Consolidating existing relationships

Refining and expanding the current product range

Positioning itself in key markets

Award-winning world leaders

In May 2003, OMI's Safety Scalpel, which is a world-first, won an Australian Design Award in the Industrial Design category.

OMI Managing Director, Bruce Kiehne, said he was enormously proud of what the company had achieved.

"This award recognises our commitment to finding practical, easy-to-use solutions to reduce healthcare workplace deaths and injuries," he said.

"OMI's Safety Scalpel is a leader in the wave of new products designed to combat risks of sharps injuries and is the only known device which both loads and removes blades in complete safety."

The Safety Scalpel features a blade encased in a protective cartridge that can be attached to either a plastic or stainless steel handle.

When in use, the cartridge slides down to expose the blade, but then slides back to completely cover the blade when not in use.

Bruce said with needlestick injuries gaining much of the attention, product groups including scalpels and the other safety devices had lagged behind in safety development.

OMI invested two-and-a-half years in the design and development of the Safety Scalpel.



Product innovation and development

With a range of products on the market and seven more in development, OMI has firmly established itself as a multi-product company.

These products come into existence through extensive research within the medical community throughout Australia and overseas.

Product research includes focus groups, consultation with nursing staff, surgeons, other healthcare professionals and patients, as well as multinationals in the medical device industry.

Through this research, OMI discerns the needs of the medical community and tailors product designs to their specific requirements.

With this level of sensitivity to the medical industry built into OMI's modus operandi, the future looks bright.

Not only can OMI identify needs through research in the medical industry, it also has the proven ability to:

Harness needs into innovative design

Manufacture products at lower cost

Distribute products through strong channels

A significant factor that strengthens OMI's R&D is the access the company has to many healthcare professionals via Dr John Taske, OMI's Chairman and a leading Brisbane anaesthetist.




GAUGE

Industry challenges



When manufacturing products for the healthcare industry, daunting challenges are par for course.

International standards and quality controls, for example, present complex guidelines to which we must align our operations and output.

However, our most pressing challenge over the past year has been responding to the highly competitive nature of our marketplace.

Building strong networks

OMI is actively addressing this challenge with the following strategies:

Stay ahead of the pack

The key is OMI's flexibility. Being a relatively small company means OMI can respond quickly to market demands and then streamline the process from development through to manufacture.

Stay innovative

OMI is finding that its innovative safety medical devices are pushing aside more established products on the market.

Stay cost-competitive

At OMI, innovation must include simple, cost-effective design.

With these strategies in place, OMI is confident that it can continue to carve out a highly profitable niche in the global marketplace.

Producing cost-effective healthcare products is, for OMI, an important task.

However, that task only becomes profitable to the degree that we can penetrate niche markets across the globe.

For this reason, OMI has been actively building its network of trading partners during the past year.

OMI expects that the trading relationship formed with Personna Medical will reap benefits for many years to come.

Personna, with its vast experience in the healthcare field, already has in place an extensive infrastructure within key markets.

Tapping into this valuable resource means niche market opportunities will continue to open up for OMI products – and lead to a true win/win arrangement for both parties in the relationship.

Another important relationship that OMI has nurtured is with B. Braun Australia Pty Ltd.

This strategic alliance has played an important role not only in marketing opportunities but also in the development of OMI's Needle-Free Access Valve for the Australian market.

The benefits reaped from relationships with these partners are only the beginning.

OMI is constantly surveying movers and shakers in the healthcare field and establishing links with the most promising companies.

This expanding network is vital to the company's ongoing growth.

The board of directors

Dr. John Taske

Chairman

Dr. John Taske is a Medical Specialist in the field of Anaesthesia. He holds a further qualification in Tropical Medicine. Dr. Taske has been extensively involved with OMI since it's inception, including working closely with founder Bruce Kiehne, and advising on modifications to Bruce's innovations during the development phase.

Dr. Taske served in the Australian Regular Army for 16 years. This service included 13 months in Vietnam as a Regimental Medical officer and 3 years with the Australian Special Air Service Regiment (SAS).

Following his military service, he held the position of Director of Anaesthesia at the Princess Alexandra Hospital in Brisbane for six years. Dr Taske is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian medical Association and the Australian Academy of Medicine and Surgery.

Bruce Kiehne
Managing Director

A natural flair for engineering design led Bruce Kiehne to his ultimate course of designing and developing products to make workplaces safer.

Bruce was, for many years, employed in the heavy machinery and vehicle maintenance industry. He first began to explore the potential of product innovation in 1989, when he was commissioned to design and construct a Brisbane manufacturing plant to produce car products. That project included designing tooling and manufacturing equipment.

For the past five years, Bruce has designed and developed products to promote medical and workplace safety-becoming, in the process, OMI's Managing Director & in-house inventor.

David Jenkins
Director

David Jenkins offers OMI considerable experience in the financial arena. He has worked for over 30 years in commercial business ventures.

A specialist financier, David gained his expertise through a wide range of commercial entities, ranging from multinational operations in Australia and overseas to small, privately owned companies specialising in technology operations. He has a vast amount of experience in IPO's and NASDAQ listings.

Michael Hayne
Director

Michael Hayne brings to the Board of Directors significant expertise in corporate law, commercial law and general business consulting.

Michael, who was admitted as a Solicitor of the Supreme Court of Queensland in 1974 and to the High Court of Australia, has worked since 1976 as a partner of Nicholson's (formerly Sydney Robertson & Nicholson). He is a member of the Australian Institute of Company Directors.

Lawrence Litzow
Director (Appointed July 2003)

Lawrence offers years of experience in public and corporate fields ranging from being a member of the Small Business Council advising the Federal Minister for Small Business of the day, to public company directorships in diverse industries. Lawrence is a chartered accountant by profession however has spent the last 14 years in the corporate arena.

Corporate governance

The Board of Directors of Occupational & Medical Innovation Limited (the Company) understands, promotes and is responsible for the good governance within the consolidated entity comprising the Company and its controlled entities.

The Board guides and monitors the business and affairs of the Company on behalf of the Company's members and other stakeholders to whom it is accountable, and nurtures a philosophy and strategy of continuous improvement in governance performance.

It has established the following guidelines to ensure the effective operation and discharge of its responsibilities:

Composition of the Board

The Board will comprise six directors, of which at least three will be independent directors. The Board should comprise directors with an appropriate blend of qualifications and expertise, and meets at least monthly.

The Board currently comprises one executive director and four non-executive directors. The chairman is a non-executive director. Details of each member of the Board and their respective shareholdings are set out in the directors' report.

Board Committees

The Board has established the following committees:

Audit Committee

Remuneration Committee

Nomination Committee

Compliance Committee

It is the Board's policy that a non-executive director chair each committee and that each committee have a majority of members who are non-executive directors.

Audit Committee

The Board has established an Audit Committee, which operates under a charter approved by the Board.

It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, reliability of financial information and non-financial considerations such as benchmarking operational key performance indicators.

The Audit Committee also provides the Board with additional assurance as to the reliability of financial information for inclusion in the financial report.

The Audit Committee comprises a majority of non-executive directors. During the year, the members of the Audit Committee were Dr John Taske, Mr Michael Hayne and Mr David Jenkins.

Due to Mr Jenkins' impending retirement from the Board, Mr Lawrie Litzow has been appointed to this committee since the end of the year under review. Dr John Taske has retired from this committee since the end of the year under review.

The Audit Committee met twice during the year.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors and the executive team. The Board has established a Remuneration Committee comprising two non-executive directors and one executive director.

The committee members during the year were Dr John Taske, Mr Bruce Kiehne and Mr Michael Hayne.

The Remuneration Committee met once during the year.

Nomination Committee

The Board as a whole comprises the Nomination Committee. Responsibilities include Board succession as well as evaluation of directors' performance and competencies.

The committee did not meet in the 2002-2003 year.

Compliance Committee

All elements of the compliance of the entity with regulatory and corporate responsibility require monitoring and evaluation. The committee is charged with ensuring there is an appropriate strategy to monitor internal and external processes, sufficient resources are available and timetables are set and met.

The committee members during the year were Dr John Taske, Mr Michael Hayne and Mr David Jenkins.

The committee met once during the year.

Independent professional advice and access to company information

Each director has the right to access to relevant company information and the executive management team.

Directors may seek independent professional advice at the Company's expense with prior consultation with the Managing Director and with approval from all directors at a directors' meeting. A copy of advice received by the director is made available to all other members of the Board.

Conflicts of interest

In accordance with corporations law and the Company's constitution, the directors must advise the Board on an ongoing basis of any interests that might conflict with those of the Company.

Where the Board believes a conflict exists, the director concerned is not permitted to be present at the meeting when the relevant issue is considered and does not receive the relevant Board papers.

Shareholder relations and market disclosure

The Board aims to ensure that shareholders have equal and timely access to material information concerning the Company. Information is communicated to shareholders through:

- The annual report, which is distributed to all shareholders

- Notices of the Annual General Meeting and other meetings of members called as required to obtain approval for Board action

- The half-year report containing summarised financial information and a review of operations for that period

The Board encourages full participation of shareholders at the Annual General Meeting.

Guidelines for trading company securities

The Board has approved and communicated a policy on the trading of its securities by directors and employees. Company policy prohibits directors and employees from dealing in Company shares during the period commencing 60 days prior to the release of the Company's results, and at any other time during the year while in possession of price sensitive information.

Financial statements

content


omi
LIMITED

Your Directors submit the following report for the year ended 30 June 2003.

Directors

The directors of the parent entity in office at any time during or since the financial year:

Dr John Taske MB, BS (Qld), D.T.M.&H. (R.C.S. (Eng) R.C.P. (Lond)), F.F.A.R.A.C.S., F.A.N.Z.C.A., **Chairman**

Dr Taske is a Medical Specialist in the field of Anaesthesia. His basic medical degree was gained through the University of Queensland. He holds a further qualification in Tropical Medicine from the University of London.

Dr Taske resigned with the rank of Colonel from the Australian Regular Army after 16 years of service. Thirteen months of this service was spent in Vietnam as a Regimental Medical Officer with a further three years in the Australian Special Air Service Regiment (SAS). He successfully attended Joint Services Staff College during his service.

Former positions held by Dr Taske include Director of Anaesthesia at the Princess Alexandra Hospital, Brisbane. Presently, he is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery. He also serves on the Australian Pharmaceutical Advisory Council (APAC).

Dr Taske has been closely associated with Mr Bruce Kiehne for three years and has advised on modifications to Mr Kiehne's medical inventions during their developmental phase.

William Allan Grady, Director (Resigned January 2002)

Mr William Grady is the Finance Director of the Motorama Group, a diversified Motor Dealer on the South-side of Brisbane. Bill has been closely involved in the success and growth of Motorama for twenty-seven years and is also a member of the Investment Committee of MTQ Insurance Limited.

Bruce Kiehne - Managing Director

Mr Bruce Kiehne has been employed in the heavy machinery and vehicle maintenance industry for many years. He designed and constructed his first racing car at the age of fourteen and went on to hold a number of Championships in various classes.

In 1989, Bruce was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture.

For the past 5 years Mr Kiehne has been involved in design and development of products for the Medical and Workplace Safety Industries.

David Jenkins B. Com, CPA, MAICD - Director

Mr Jenkins has over 30 years experience in commercial business activities, specialising in the finance arena. Mr Jenkins has gained his expertise in a wide range of commercial industries ranging from multinational operations in Australia and overseas to small privately owned companies in technology operations.

Michael Hayne - Director

Michael was admitted as a Solicitor of the Supreme Court in Queensland in 1974, and subsequently as a Solicitor of the High Court of Australia. In 1976, he was admitted as a Partner of the firm of Nicholsons. His areas of practice include Corporate and Commercial Law and general business consultancy. He is a member of the Australian Institute of Company Directors.

Roderick William Siller BE - Director (Resigned November 2002)

Rod Siller has worked in the Mining and Oil Industries both domestically and internationally. Over the last ten years he has worked for the Schlumberger Group of Companies and Sperry-Sun International (part of the Dresser Industries Group) who are leaders in Oilfield Technology and Research.

Although previously specialising in the resources sector, Rod has interests in several listed public companies.

Lawrence Litzow - Director (Appointed July 2003)

Lawrence offers years of experience in public and corporate fields ranging from being a member of the Small Business Council advising the Federal Minister for Small Business of the day, to public company directorships in diverse industries. Lawrence is a chartered accountant by profession however has spent the last 14 years in the corporate arena.

Review of Operations and Results of Operations

The consolidated operating profit after income tax for the financial year ended 30 June 2003 was a loss of $2,192,036 (2002: $2,578,531).

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the company during the year other than as detailed under review and results of operations.

Principal Activities

The principal activities of the consolidated entity during the year were the acquisition and development of safety equipment used in the Medical Industry.

Significant after Balance Date Events

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than the appointment of Mr L. Litzow as a director of the company in July 2003.

Likely Future Developments and Expected Results

The particular information required by sub-section 299(1) (e) of the Corporation Act 2001 has been omitted from the report because the directors believe that it would result in unreasonable prejudice to the consolidated entity.

Performance in Relation to Environmental Regulation

There has been no matter either during or since the end of the financial year which in the opinion of the directors would give rise to any conflict with the provisions of existing environmental regulation.

Dividends Paid or Recommended

There has been no dividend paid or recommended during or since the financial year.

Directors Meetings

Number of directors meetings held during the financial year was:

Name of Director	Meetings held during the period whilst holding office	Meetings attended
J Taske	12	12
W Grady (Resigned January 2003)	6	6
B Kiehne	12	12
D Jenkins	12	11
M Hayne	12	12
R Siller (Resigned November 2002)	5	2

The Audit Committee comprising D Jenkins, J Taske, M Hayne and W Grady (resigned) met twice during the year.
The Compliance Committee comprising J Taske, D Jenkins and M Hayne met once during the year.
The Remuneration Committee comprising J Taske, B Kiehne, W Grady (resigned) and M Hayne met once during the year.

Interests of Directors

At the date of this report the following interests in ordinary shares were held by directors:

Name of Director	Ordinary Shares
J Taske	669 900
B Kiehne	9 079 410
D Jenkins	370 000
M Hayne	81 000

Emoluments of Directors and Senior Executive Officers

Details of the nature and amount of each major element of the emoluments of each director of the company and the officers of the company and the consolidated entity are:

Director	Basic Emoluments	Non-Cash Benefits	Superannuation	Total
J Taske	36 000	-	-	36 000
B Kiehne	150 181	16 547	11 356	178 084
D Jenkins	20 000	-	-	20 000
M Hayne	22 000	-	-	22 000
W Grady	12 000	-	-	12 000
R Siller	2 000	-	-	2 000
Executive Officers				
A Horstman	49 886	1 971	4 490	56 347
W Archibald (commenced employment May 2003)	11 538	-	1 038	12 576

The above disclosures relate to both the parent entity and consolidated entity.

Options

No options to acquire shares in the Company have been granted during the financial year and no options were outstanding at the end of the financial year.

Indemnification of officers and auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the year the consolidated entity paid a premium of $24,951 to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Proceedings on Behalf of the Company

No proceedings have been entered into on behalf of the company. Signed in accordance with a resolution of the Board of Directors:

J.E.Taske, Chairman
Dated this 22nd day of September, 2003.

Directors' Declaration

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date;

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the board of directors.

J.E.Taske, Chairman
Dated this 22nd day of September, 2003.

Statement of Financial Performance
For the year ended 30 June 2003

		Consolidated		Parent Entity	
	NOTE	2003	2002	2003	2002
		$	$	$	$
Revenue from Ordinary Activities	3	487 217	220 299	91 366	162 907
Expenses from Ordinary Activities	4	(2 957 742)	(2 794 508)	(466 544)	(651 496)
Borrowing Cost Expenses		(10 281)	(4 322)	-	-
Profit/(loss) from ordinary activities before income tax expenses		(2 480 806)	(2 578 531)	(375 178)	(488 589)
Income tax (expense)/benefit relating to ordinary activities	5	288 770	-	-	-
Net profit (loss)		(2 192 036)	(2 578 531)	(375 178)	(488 589)
Total revenue, expenses and valuation adjustments recognised directly in equity	15	(93 284)	-	(93 284)	-
Total changes in equity other than those resulting from transactions with owners as owners		(2 285 320)	(2 578 531)	(468 462)	(488 589)
Basic earnings per share	17	(8.57) cents	(10.17) cents		

The above Statement of Financial Performance should be read in conjunction with the attached notes.

Statements of Financial Position

As at June 2003

		Consolidated		Parent Entity	
	NOTE	2003	2002	2003	2002
		$	$	$	$
Current Assets					
Cash assets	27(i)	3 754 846	2 268 701	3 712 418	2 242 393
Receivables	6	78 368	22 852	3 515 917	2 205 328
Other	7	10 577	125 357	10 000	300
Total Current Assets		3 843 791	2 416 910	7 238 335	4 448 021
Non-Current Assets					
Property, plant and equipment	8	359 789	173 225	142	215
Other financial assets	9	-	-	16 564 639	16 564 639
Intangible assets	10	16 504 052	17 486 902	2 840 114	3 009 328
Other	11	962 803	924 425	150 893	150 893
Total Non-Current Assets		17 826 644	18 584 552	19 555 788	19 725 075
Total Assets		21 670 435	21 001 462	26 794 123	24 173 096
Current Liabilities					
Payables	12	45 671	51 707	7 897	28 408
Interest bearing liabilities	13	14 240	154 039	-	-
Provisions	14	45 026	43 074	-	-
Total Current Liabilities		104 937	248 820	7 897	28 408
Non-Current Liabilities					
Interest bearing liabilities	13	27 614	41 858	-	-
Provisions	14	5 440	3 020	-	-
Total Non-Current Liabilities		33 054	44 878	-	-
Total Liabilities		137 991	293 698	7 897	28 408
NET ASSETS		21 532 444	20 707 764	26 786 226	24 144 688
Equity					
Contributed equity	15	28 063 813	25 047 097	28 063 813	25 047 097
Retained profits/(accumulated losses)	16(a)	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
TOTAL EQUITY		21 532 444	20 707 764	26 786 226	24 144 688

The above Statement of Financial Performance should be read in conjunction with the attached notes.

Statements of Cash Flows

For the year ended 30 June 2003

		Consolidated		Parent Entity	
	Note	2003	2002	2003	2002
		$	$	$	$
Cash Flows from Operating Activities					
Receipts from customers		377 525	105 944	-	70 134
Payments to suppliers and employees		(1 673 881)	(1 946 499)	(1 635 531)	(1 908 107)
Interest received		69 243	136 388	65 145	135 657
R&D concession refund		288 770	-	-	-
Borrowing costs paid		(10 281)	(4 322)	-	-
GST recovered		85 045	92 384	23 695	28 705
Net cash provided by/(used in) operating activities	27(ii)	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)
Cash Flows from Investing Activities					
Payments for property, plant & equipment		(265 455)	(71 332)	-	-
Proceeds from sale of plant & equipment		-	40 334	-	-
Payments for other non-current assets		(247 494)	(171 956)	-	(26 411)
Payments for intangibles		-	(3 510)	-	-
Net cash provided by/(used in) investing activities		(512 949)	(206 464)	-	(26 411)
Cash Flows from Financing Activities					
Proceeds of borrowings		-	134 666	-	-
Repayments of borrowings		(154 043)	-	-	-
Proceeds from share issue		3 110 000	-	3 110 000	-
Capital raising costs		(93 284)	-	(93 284)	-
Net cash provided by/(used in) financing activities		2 862 673	134 666	3 016 716	-
Net increase/(decrease) in cash held		1 486 145	(1 687 903)	1 470 025	(1 700 022)
Cash at the beginning of the financial year		2 268 701	3 956 604	2 242 393	3 942 415
CASH AT THE END OF THE FINANCIAL YEAR	27(i)	3 754 846	2 268 701	3 712 418	2 242 393

The above Statement of Financial Performance should be read in conjunction with the attached notes.

1. Summary of significant accounting policies

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs.

(a) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(b) Principles of Consolidation

The consolidated financial report combines the financial reports of Occupational & Medical Innovations Limited (parent entity) and all its controlled entities (refer note 25).

The effects of all transactions between entities in the consolidated entity have been eliminated.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(d) Property, Plant and Equipment

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using the straight line method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	20-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(e) Employee Entitlements

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless whether they are expected to be settled within twelve months of balance date; and

- Other employee entitlements which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) Revenue Recognition

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) Intangibles

Patents are brought to account at cost and amortised using the straight-line method over 20 years.

(h) Deferred Research and Development Costs
Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually with costs on projects not considered recoverable written off.

(i) Payables
Accounts payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) Receivables
Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

(k) Interest Bearing Liabilities
Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(l) Net Fair Values
The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(m) Borrowing Costs
Borrowing costs are recognised as an expense in the period which they are incurred.

(n) Credit Risk
Maximum credit risk exposure of financial assets is represented by the carrying amounts in the Statement of Financial Position. The consolidated entity has no significant concentration of credit risk with any single counterparty or group of counterparties.

(o) Leases
Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

Financial report

notes to and forming part of the financial statements
for the year ended 30 june 2003

	Consolidated		Parent Entity	
	2003	2002	2003	2002
2. Profit/(loss) from ordinary activities	$	$	$	$
The following items have been recognised in the profit/(loss) from ordinary activities:				
Depreciation/amortisation of non-current assets:				
Plant and equipment	78 891	83 228	73	147
Patents	982 850	974 644	169 215	169 215
	1 061 741	1 057 872	169 288	169 362
Operating lease rental expense	51 600	51 600	-	-
Net gain on sale of non-current assets	-	4 920	-	-
3. Revenues from ordinary activities				
Operating revenue:				
Rendering of services	380 368	8 782	-	-
Non-operating revenue:				
Interest	95 464	136 388	91 366	135 657
Proceeds on sale of non-current assets	-	40 334	-	-
Grants	-	27 250	-	27 250
Other	11 385	7 545	-	-
	487 217	220 299	91 366	162 907
4. Expenses from ordinary activities				
Classification of expenses by nature:				
Employee costs & directors fees	748 730	716 640	111 545	146 815
Depreciation	49 450	56 652	73	147
Accounting	21 593	64 277	14 433	53 166
Amortisation	1 012 291	1 001 220	169 215	169 215
Consulting fees	187 711	221 016	85 951	164 209
Insurance	152 013	110 112	13 262	6 006
Legal costs	129 708	32 746	9 010	27 125
Listing fees	52 944	31 204	52 944	31 204
Travel	57 057	85 568	-	12 601
Research & development	209 116	135 471	-	-
Patent fees	76 079	-	-	-
Rent	51 600	51 600	-	-
Other expenses from ordinary activities	209 450	288 002	10 111	41 008
	2 957 742	2 794 508	466 544	651 496

	Consolidated		Parent Entity	
	2003	2002	2003	2002
5. Income tax	$	$	$	$
The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:				
Prima facie tax benefit on operating profit (calculated at 30% 2002: 30%)	(657 611)	(773 559)	(112 553)	(146 577)
Tax effect of permanent differences:				
Amortisation of patents	294 855	292 140	50 765	50 765
Other non deductible items	5 923	10 514	2 703	8 138
FITB not brought to account	356 833	470 905	59 085	87 674
R&D concession refund	(288 770)	-	-	-
	(288 770)	-	-	-

Potential future income tax benefits at 30% (2002: 30%) attributable to tax losses and timing differences carried forward amounting to $829 484 (2002: $763,980) (consolidated entity) and $253 065 (2002: $193,979) (parent entity) have not been brought to account because directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;

(b) The consolidated entity continues to comply with the conditions for deductibility imposed by law; and

(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation:

The balance of the franking account of the consolidated entity and parent entity at the end of the year was Nil.

No dividends were paid during the year.

6. Receivables

Trade accounts receivable	8 746	22 852	-	3 228
Interest receivable	26 221	-	26 221	-
Non-trade accounts receivable from subsidiaries (of the parent entity) in the wholly owned group	-	-	3 473 100	2 202 100
Other	43 401	-	16 596	-
	78 368	22 852	3 515 917	2 205 328

7. Other current assets

Prepayments	177	124 957	-	-
Other	10 400	400	10 000	300
	10 577	125 357	10 000	300

Financial report

notes to and forming part of the financial statements
for the year ended 30 june 2003

	Consolidated		Parent Entity	
	2003	2002	2003	2002
8. Property, plant & equipment	$	$	$	$
Plant & equipment at cost	502 070	241 281	548	548
Accumulated depreciation	(142 281)	(92 831)	(406)	(333)
	359 789	148 450	142	215
Leasehold improvements at cost	80 429	75 763	-	-
Accumulated amortisation	(80 429)	(50 988)	-	-
	-	24 775	-	-
	359 789	173 225	142	215
Movements during the year:				
Plant & equipment:				
Beginning of the year	148 450	173 894	215	362
Additions	260 789	66 622	-	-
Disposals	-	(35 414)	-	-
Depreciation	(49 450)	(56 652)	(73)	(147)
	359 789	148 450	142	215
Leasehold improvements;				
Beginning of the year	24 775	46 641	-	-
Additions	4 666	4 710	-	-
Amortisation	(29 441)	(26 576)	-	-
	-	24 775	-	-
9. Other financial assets				
Investment in controlled entities - at cost	-	-	16 564 639	16 564 639
10. Intangibles				
Patents at cost	19 654 009	19 654 009	3 381 699	3 381 699
Accumulated amortisation	(3 149 957)	(2 167 107)	(541 585)	(372 371)
	16 504 052	17 486 902	2 840 114	3 009 328

The directors have determined that patents and associated deferred research and development costs (note 11) totalling $17 466 855 (2002: $18 411 327) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licensing of patents and/or sale of the patents.

The consolidated entity currently have in place an agreement with Personna Medical, a division of American Safety Razor Company, for the exclusive distribution of its Safety Scalpel throughout USA, Canada, the Caribbean and Mexico. The agreement provides for minimum sales volumes over the first 5 years of the agreement of $6.25M. The first order under this agreement for in excess of $250 000 was received in May 2003 and will be supplied following receipt of FDA approval expected by October 2003.

The consolidated entity has entered into an agreement with B Braun Australia for the sale and distribution of the OMI Needle-Free Access Value. Terms of the five year agreement provide for minimum sales volumes of $11.8M over 5 years. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms.

10. Intangibles (continued)

The consolidated entity has on 23 June 2003 entered into a manufacturing agreement with VitalCare Group Inc. in relation to the manufacture of the product for supply to B. Braun Australia. The consolidated entity is awaiting FDA approval for this product.

The consolidated entity continues negotiations with interested parties in relation to other products however has not at the date of this report entered into any binding arrangements in relation to such products.

At the date of this report the reliability of the expected cash flows is dependent upon the receipt of FDA approval and satisfactory performance of the abovementioned contracts and other negotiations in respect of the consolidated entity's products and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
11. Other non-current assets	$	$	$	$
Deferred research and development costs	962 803	924 425	150 893	150 893
	962 803	924 425	150 893	150 893
Opening balance	924 425	752 469	150 893	124 482
Additions	247 494	307 427	-	26 411
Amounts written off	(209 116)	(135 471)	-	-
Closing balance	962 803	924 425	150 893	150 893
12. Payables (current)				
Trade accounts payable and accruals (unsecured)	45 671	51 707	7 897	28 408
	45 671	51 707	7 897	28 408
13. Interest bearing liabilities				
Current:				
Loans – hire purchase (secured)	14 240	154 039	-	-
Non-current:				
Loans – hire purchase (secured)	27 614	41 858	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

14. Provisions				
Current:				
Employee entitlements	45 026	43 074	-	-
Non-Current:				
Employee entitlements	5 440	3 020	-	-
Aggregate employee entitlements	50 466	46 094	-	-

The consolidated entity had 15 (2002: 9) full time or full time equivalent employees at 30 June 2003.

Financial report

notes to and forming part of the financial statements
for the year ended 30 june 2003

	Consolidated		Parent Entity	
	2003	2002	2003	2002
15. Contributed equity	$	$	$	$
Issued shares:				
26 353 726 (2002: 25 353 726) Ordinary shares	28 063 813	25 047 097	28 063 813	25 047 097
Shares issued during the period:				
Opening balance	25 047 097	25 047 097	25 047 097	25 047 097
1,000,000 ordinary shares issued at $3.11 cash consideration	3 110 000	-	3 110 000	-
Share issue costs	(93 284)	-	(93 284)	-
	28 063 813	25 047 097	28 063 813	25 047 097

Ordinary shares have equal rights to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

16. Retained profits & total equity				
a) Retained profits/(accumulated losses)				
Balance at beginning of year	(4 339 333)	(1 760 802)	(902 409)	(413 820)
Net profit/(loss)	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Balance at end of year	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
b) Total equity				
Balance at beginning of year	20 707 764	23 286 295	24 144 688	24 633 277
Total changes in equity recognised in the Statement of Financial Performance	(2 285 320)	(2 578 531)	(468 462)	(488 589)
Transactions with owners as owners:				
- contributions of equity	3 110 000	-	3 110 000	-
Balance at end of year	21 532 444	20 707 764	26 786 226	24 144 688

17. Earnings per share				
Basic earnings per Share	(8.57) cents	(10.17) cents		
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	25 572 904	25 353 726		
Net profit/(loss) used in calculating basic earnings per share	(2 192 036)	(2 578 531)		

Diluted earnings per share is not applicable as there are no potential ordinary shares.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
18. Auditors' remuneration	$	$	$	$
Audit of financial reports	13 000	12 000	13 000	12 000
Other services	15 026	52 775	15 026	52 775
	28 026	64 775	28 026	64 775
19. Directors' remuneration				
Income paid or payable, or otherwise made available, to directors by the parent entity or by any related party:			270 084	328 317
To all directors of each entity in the consolidated entity by the entities of which they are directors or by any related party:	270 084	328 317		
Number of directors of the parent entity whose total income falls within the following bands are as follows:				
$0 - $9,999			1	-
$10,000 - $19,999			1	1
$20,000 - $29,999			2	3
$30,000 - $39,999			1	1
$170,000 - $179,999			1	-
$210,000 - $219,999			-	1

The names of directors in office during the year are disclosed in note 24(iii).

20. Executives' remuneration				
Aggregate remuneration of all executive officers whose remuneration exceeds $100,000 (including remuneration from related parties in connection with the management of the affairs of the parent entity or any of its subsidiaries)	178 084	210 397	178 084	210 397
Numbers of executive officers whose total remuneration exceeds $100,000:				
$170,000 - $179,000	1	-	1	-
$210,000 - $219,999	-	1	-	1

21. Ultimate parent entity

The ultimate parent entity is Occupational & Medical Innovations Limited.

22. Segment information

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominantly in one geographical segment, being Australia.

23. Credit risk exposure

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the balance sheet net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party or group of counter parties.

24. Related party transactions

(i) Transactions with directors and their director-related entities during the year on normal commercial terms.
(a) Legal fees paid to Nicholson's Solicitors, a firm associated with Mr Hayne, totalling $138,263 (2002: $71,602).
(b) Vehicle servicing costs paid to Motorama Group, a company of which Mr W Grady is a director, totalling $1,880 (2002: $3,443).
(c) Acquisition in the prior financial year of a motor vehicle from the Motorama Group, a company of which Mr W Grady is a director of at a cost of $51,558.
(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins totalling $78,400 (2002: $61,641).
(e) Wages paid to relatives of Mr B Kiehne totalling $30 717 (2002: $41,334).

(ii) Transactions within the wholly-owned group
All transactions within the wholly-owned group have been eliminated.

(iii) Directors Holding Office
Names of Directors holding office during the current and prior financial year are:
J Taske, W Grady (Resigned January 2003), B Kiehne, D Jenkins, M Hayne, R Siller (Resigned November 2002)

(iv) Aggregate Shares held by directors or any of their related entities in Occupational & Medical Innovations Limited:

	2003	2002
Ordinary Shares	14 705 510	15 486 277

(v) Aggregate Shares acquired or disposed by directors or any of their related entities in Occupational & Medical Innovations Limited (excluding on market transactions):

	2003	2002
Ordinary shares acquired	-	-
Ordinary shares disposed	-	-

(vii) Information of remuneration of directors is set out in Note 19.

25. Controlled entities

Controlled entities of Occupational & Medical Innovations Limited	Country of Incorporation	Percentage of Shares Held
OMI Research Pty Ltd	Australia	100%
Jireh Tech Pty Ltd	Australia	100%
OMI Inc	USA	100%
OMI Manufacturing Pty Ltd	Australia	100%
OMI Properties Pty Ltd	Australia	100%

Controlled entity acquired in the year ended 30 June 2003
OMI Properties Pty Ltd was incorporated on 3 June 2003 at a cost of $954.50. The company has not traded since incorporation.

26. Financial instruments

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2003

		Fixed Interest Rate Maturing				
	Non-Interest Bearing	1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial Assets:						
Cash	10	3 576 229	-	178 607	3 754 846	4.37%
Receivables	78 368	-	-	-	78 368	-
	78 378	3 576 229	-	178 607	3 833 214	
Financial Liabilities:						
Trade accounts payable	45 671	-	-	-	45 671	-
Loans – other	-	14 240	27 614	-	41 854	8.70%
	45 671	14 240	27 614	-	87 525	
Net Financial Assets/(Liabilities)	32 707	3 561 989	(27 614)	178 607	3 745 689	

2002

		Fixed Interest Rate Maturing				
Financial Assets:						
Cash	10	1 975 809	-	292 882	2 268 701	4.02%
Receivables	22 852	-	-	-	22 852	-
	22 862	1 975 809	-	292 882	2 291 553	
Financial Liabilities:						
Trade accounts payable	51 707	-	-	-	51 707	-
Loans - other	-	154 039	41 858	-	195 897	5.91%
	51 707	154 039	41 858	-	247 604	
Net Financial Assets/(Liabilities)	(28 845)	1 821 770	(41 858)	292 882	2 043 949	

Financial report

notes to and forming part of the financial statements
for the year ended 30 june 2003

27. Notes to statements of cash flows

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statement of Cash Flows, is reconciled to the related items in the balance sheet as follows:

	Consolidated		Parent Entity	
	2003	2002	2003	2002
	$	$	$	$
Cash on Hand	10	10	10	10
Cash at Bank	178 607	292 882	136 179	266 574
Cash on Deposit	3 576 229	1 975 809	3 576 229	1 975 809
	3 754 846	2 268 701	3 712 418	2 242 393
(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax				
Profit/(loss) from ordinary activities after income tax	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Depreciation/amortisation of plant & equipment	78 891	83 228	73	147
Amortisation of intangibles	982 850	974 644	169 215	169 215
Movement in interest receivable	(26 221)	-	(26 221)	-
Gain on sale of non-current assets	-	(4 920)	-	-
Write down in research & development costs	209 116	-	-	2 754
Changes in assets and liabilities:				
Trade creditors	(6 036)	(34 734)	(20 511)	(23 244)
Other current assets	(10 000)	48 470	(10 000)	-
Receivables	(6 537)	10 138	-	40 159
Prepayments	124 780	(124 957)	300	(300)
Provision for employee entitlements	4 372	19 365	-	-
GST clearing	(22 758)	(8 808)	(13 369)	(1 296)
Loans – related corporations	-	-	(1 271 000)	(1 372 457)
	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)
(iii) Loan Facilities				
Loans – other:				
Used	41 854	195 897	-	-
Unused	-	-	-	-
Total Facility	41 854	195 897	-	-
Included in Loans – other are:				
Hire purchase liabilities	41 854	59 908	-	-
Unsecured loans	-	135 989	-	-
	41 854	195 897	-	-

	Consolidated		Parent Entity	
	2003	2002	2003	2002
28. Commitments for expenditure	$	$	$	$
Operating leases				
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment				
Not later than one year	-	51 600	-	-

OMI Ltd has exercised its option to renew the lease subject to satisfactory terms and conditions being negotiated and is also negotiating the acquisition of the premises for market value (which has been valued by independent parties at $550,000 to $693,300).

	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	17 265	22 300	-	-
Later than one year and not later than five years	30 926	48 189	-	-
	48 191	70 489	-	-
Future finance charges:				
Not later than one year	(3 024)	(4 246)		
Later than one year and not later than five years	(3 313)	(6 335)	-	-
Hire purchase liability	41 854	59 908	-	-

Hire purchase liabilities relate to the acquisition of motor vehicles.

29. Contingent liability

A former employee has commenced an action against the company for unfair dismissal claiming unspecified damages. The directors believe the claim is without foundation and are defending the action. The directors do not believe any liability will arise as a result of the action.

30. Principal place of business

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the directors' report.

31. Events subsequent to balance date

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than the appointment of Mr L. Litzow as a director of the company in July 2003.

Financial report

independant audit report

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Occupational & Medical Innovations Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

We read the other information in the annual report to determine whether it contained any material inconsistencies with the financial report.

Audit opinion

In our opinion, the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) The Corporations Act 2001, including:
(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and
(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) Other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding The Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in note 10 to the financial statements, the directors have determined that patents and associated deferred research and development costs (note 11) totalling $17 466 855 (2002: $18 411 327) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licensing of patents and/or sale of the patents.

The consolidated entity currently have in place an agreement with Personna Medical, a division of American Safety Razor Company, for the exclusive distribution of its Safety Scalpel throughout USA, Canada, the Caribbean and Mexico. The agreement provides for minimum sales volumes over the first 5 years of the agreement of $6.25M. The first order under this agreement for in excess of $250 000 was received in May 2003 and will be supplied following receipt of FDA approval expected by October 2003.

The consolidated entity has entered into an agreement with B. Braun Australia for the sale and distribution of the OMI Needle-Free Access Value. Terms of the five year agreement provide for minimum sales volumes of $11.8M over 5 years. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms. The consolidated entity has on 23 June 2003 entered into a manufacturing agreement with VitalCare Group Inc. in relation to the manufacture of the product for supply to B. Braun Australia. The consolidated entity is awaiting FDA approval for this product.

The consolidated entity continues negotiations with interested parties in relation to other products however has not at the date of this report entered into any binding arrangements in relation to such products.

At the date of this report the reliability of the expected cash flows is dependent upon the receipt of FDA approval and satisfactory performance of the abovementioned contracts and other negotiations in respect of the consolidated entity's products and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

The carrying value of the patents also provides the basis of support for the recoverable value of the investments in controlled entities recorded in the parent entity at $16,564,639 (2002: $16,564,639).

PKF
A Brisbane Partnership
Chartered Accountants

R Q Cole
Partner

Dated at Brisbane this 25th day of September, 2003.

Shareholders information

Distribution of Listed Shares as at 31 August 2003.

Ordinary Shares

1 – 1,000	492 976
1,001 – 5,000	2 814 026
5,001 – 10,000	1 628 439
10,001 – 100,000	4 351 237
100,001 and over	17 067 048
	26 353 726

There are 30 shareholders who hold less than a marketable parcel of ordinary shares in the company.
The 20 largest shareholders hold 66.2% of the ordinary shares issued in the company.

Voting Rights

Ordinary shares carry voting rights of one vote per share.

Twenty Largest Shareholders

The names of the 20 largest holders of ordinary shares as at 31 August 2003 are listed below:

Name	No. of Ordinary Shares Held	% of Issued Share Capital
B & V Kiehne	9 079 410	34.45
Critune Pty Ltd	2 924 000	11.10
C B Nurcombe Engineering Pty Ltd	1 092 400	4.15
Dynex Holdings Limited	435 153	1.65
K Taske	419 900	1.59
M Walker	419 900	1.59
Australian Mutual Growth Fund Pty Ltd	370 000	1.40
J Taske	344 900	1.31
L Griffiths	344 359	1.31
D Kiehne	338 900	1.29
L Kiehne	316 400	1.20
Taske Superfund	275 000	1.04
L S Cray	242 076	0.92
Smart Secretarial Services Ltd	200 000	0.76
Li-He Hong	159 650	0.61
M Terranova	105 000	0.40
Trust Company of Australia	100 000	0.38
Ink Print Pty Ltd	99 900	0.38
G L Law	90 976	0.35
P G Millican	88 500	0.34
TOTAL	17 446 424	66.22

Share Registry

Computershare Investor Services Pty Limited
Level 32, Central Plaza One
345 Queen Street BRISBANE QLD 4000
PH (07) 3237 2100
Fax (07) 3229 9860

Substantial Shareholders as at 31 August 2003

B Kiehne	9 079 410
Critune Pty Ltd	2 924 000

Shares in the Company in which Directors have a relevant interest as at 31 August 2003

B Kiehne	9 079 410
J Taske	669 900
D Jenkins	370 000
M Hayne	81 000

Restricted Securities

There are no restrictions on securities.

Current On-market Buy Back

There is no current on-market buy-back in place.

Subsidiary companies

OMI Research Pty Ltd
ABN 41 09[illegible] [illegible]34 805

OMI Manufacturing Pty Ltd
ABN 74 10[illegible] 137 464

OMI [illegible] Pty Ltd
[illegible]

[illegible] Pty Ltd
ACN [illegible]

Occupational & Medical Innovations Limited
Unit 1/12 Booran Drive Slacks Creek Qld 4127
PO Box 2150 Logan City DC Qld 4114

Phone +61 7 3451 7000
Facsimile +61 7 3209 4765

Email info@omiltd.com
Web www.omiltd.com

Occupational and Medical Innovations Limited

ABN 11 091 192 871

Notice of the Annual General Meeting of Shareholders

to be held at ASX Lecture Theatre

Level 5, Riverside Centre, 123 Eagle Street Brisbane

17 November 2003 at 3:30pm

Ordinary Business

1 Financial Statements

To receive and consider the Financial Report of Occupational & Medical Innovations Limited and its controlled entities and the Reports of Directors and the Auditor for the Financial Year ended 30 June 2003.

2 Election of Directors

- In accordance with Article 16.3 of the Constitution of Occupational & Medical Innovations Limited Dr John Taske retires by rotation and, being eligible, offers himself for re-election.

Resolution 2 - ***"That Dr John Taske, a Director retiring in accordance with the Constitution, being eligible, is re-elected as a Director of Occupational & Medical Innovations Limited."***

- In accordance with Article 16.3 of the Constitution of Occupational & Medical Innovations Limited Mr. David Jenkins retires by rotation. Mr. Jenkins is not standing for re-election.

- Mr. Lawrence Litzow was appointed by the board on 22 July 2003 to hold office until the Annual General Meeting. Under Section 201H (3) of The Corporations Act 2001, this appointment must be confirmed by this meeting for Mr. Litzow to continue to act as a director of the Company.

Resolution 3. - ***"That the appointment of Lawrence Litzow as a Director of Occupational & Medical Innovations Limited, be confirmed."***

Information about Mr. Litzow appears in the accompanying notes.

Dated 10 October 2003

By Order of the Board of Directors,

David Jenkins

Company Secretary

Explanatory Notes to the Notice of 2003 Annual General Meeting

1. Voting

OMI has determined in accordance with Section 252Y of the Corporations Act 2001 that for the purposes of voting at the Meeting securities will be taken to be held by those persons recorded on the Company's share register as at 3:30pm (Brisbane time) on Thursday 13th November 2003. Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

2. Proxies

(a) Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

(b) If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

(c) Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

(d) A proxy need not be a shareholder of OMI.

(e) To be effective, OMI must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged as follows:

• by mail either –to:

Occupational & Medical Innovations Limited
PO Box 2150
Logan City BC
Queensland 4114

--or by facsimile to:

Occupational & Medical Innovations Limited
(07) 3209 4765

-- or • by delivery to:

Occupational & Medical Innovations Limited
Unit 1, 12 Booran Drive,
Slacks Creek
Queensland 4127

(f) Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

(g) If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as he or she thinks fit.

(h) If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder, in favour of that item.

EXPLANATORY NOTES to the notice of meeting for the 2003 Annual General Meeting (Continued)

The following are explanatory notes in relation to the items of business included in the Notice convening the 2003 Annual General Meeting:

Item 1 Financial Statements and Reports (resolution 1)

The Corporations Act 2001 requires that the Report of the Directors, the Auditor's Report and the Financial Report be laid before the Annual General Meeting. In addition the Company's Constitution provides for such Reports and Statements to be received and considered at the meeting. Neither the Corporations Act 2001 nor the Company's Constitution requires a vote of shareholders at the Annual General Meeting on such Reports or Statements; however shareholders will be given ample opportunity to raise questions with respect to these Reports and Statements at the meeting.

Item 2 Election of Directors (resolutions 2 and 3).

The Company's Constitution (Article 16.3) requires that one third of the Directors (excluding the Managing Director) (or if that number is not divisible by 3 the next lowest number so divisible) retire at the Annual General Meeting. The Constitution (Article 16.2) further provides that each Director is required to retire no later than at the third Annual General Meeting following his or her last election or appointment by a general meeting. Any Director retiring from office under Articles 16.2 or 16.3 is eligible for re-election.

Dr John Taske retires pursuant to Article 16.3 and, being eligible, is offering himself for re-election.

Mr. David Jenkins retires pursuant to Article 16.3. but is not standing for re-election

Mr. Lawrence Litzow was appointed by the board on 22 July 2003 to hold office until the Annual General Meeting. Under Section 201H(3) of The Corporations Act 2001, this appointment must be confirmed by this meeting for Mr. Litzow to continue to act as a director of the Company.

Profile of the candidate offering himself for election to the office of Director is set out below.

Lawrence Litzow

Mr. Lawrence Litzow was appointed to the Board of the Company in July 2003. Lawrence, as a chartered accountant, consults in specialist accounting and corporate matters. He holds the position of corporate secretary and director of a number or public and private companies. His background includes tenure as Managing Partner of a large firm of Chartered Accountants and a member of the Small Business Council (advising the federal Minister for Small Business).

The Board recommends that shareholders vote in favour of Resolution 1.
The Board recommends that shareholders vote in favour of Resolution 2.
The Board recommends that shareholders vote in favour of Resolution 3.

Contents

OMI. Purposeful innovation

OMI exists because of headlines like these:

Needlestick injury on city beach
Discarded scalpel blamed for infection

These are accidents. However, removing dangers like these is no accident.

For the team at OMI, addressing the threat of sharps injuries requires purposeful innovation.

Purposeful

OMI carefully scrutinises medical and related practices to identify areas of risk or potential danger.

Innovation

True innovation requires seeing the problem for what it is and finding an effective solution.

Our vision and mission

Recognising the need for safety and purposeful innovation, the OMI vision is clear:

To create a safer world through affordable, innovative occupational and medical technology.

It is this vision that defines and energises the OMI mission, which is to:

- Deliver innovative, affordable safety products of high quality to the healthcare industry
- Live by our core values of honesty, integrity, fairness, respect and responsibility for self and others
- Become a recognised leader in occupational and medical safety technology

True to our mission, over the past year OMI has delivered innovative and high quality yet affordable healthcare products.

Not only have these products become successful across the world, the benefits to the public and the healthcare industry will be immeasurable.

However, even after a brilliant year of innovation and growth, the OMI team is not satisfied.

Throughout the company there is a hunger, a stirring energy motivating OMI onward.

And we won't rest until we have become world leaders in occupational and medical safety technology.


omi
LIMITED

Highlights of 2002-2003

Date	Event	Comment
September 2002	Multi-million dollar deal	OMI signs a five-year agreement to supply B. Braun Australia Pty Ltd with a minimum of four million units of the Needle-Free Access Valve per year.
September 2002	Safety Scalpel listed	The Therapeutic Goods Administration's listing of OMI's Safety Scalpel opens the way for Australian sales under the OMI brand.
December 2002	OMI signs with US distributor	The American Safety Razor Company agrees to distribute OMI's Safety Scalpel throughout the USA, Canada, Mexico and the Caribbean for five years under their prestigious Personna Medical brand.
January 2003	Second scalpel manufacturing agreement	The China-based company, The Wuxi Xinda Medical Device Co Ltd, will manufacture OMI's Safety Scalpel for the US and Australian markets. Wuxi Xinda has an international reputation for manufacturing and supplying medical devices.
February 2003	Retractable Syringe patent	A patent application for OMI's new X3 Retractable Syringe is published. The X3 has been designed specifically for the huge third world markets.
March 2003	Personna Medical deal: Projected revenue	The world's first multi-sized Safety Scalpel with a retractable guard wins an Australian Design Award in the Industrial Design category.
May 2003	First Personna Medical order	Personna Medical places its first order, worth more than $AUD250 000, for OMI's Safety Scalpel.
Jun 2003	OMI signs manufacturing agreement for Needle-Free Access Valve	The Vitalcare Group Inc agrees to manufacture OMI's Needle-Free Access Valve. Under the three-year deal, Vitalcare has the capacity to manufacture one million units per month.


11
10

On behalf of the Board of Directors of OMI, I take pleasure in presenting the Annual Report for Occupational and Medical Innovations Limited for the year ended 30th June 2003. It is now three years since OMI floated on the Australian Stock Exchange and progress towards becoming a profitable enterprise has been steady and positive.

Since our last report, OMI has forged a mature business relationship with Wuxi Xinda, our scalpel manufacturer, with all scalpel products – that is, safety cartridges and steel re-useable and plastic disposable handles in all sizes being ready for full-scale production.

We have signed a distribution agreement with the American Safety Razor Company in the USA, for distribution throughout the United States, Mexico, Canada and the Caribbean. Distribution throughout Australia and the Asia Pacific region under our own OMI brand will soon follow when negotiations for the distribution agreement for this area are finalised.

The Needle-Free Access Valve is passing through the final stages of development and regulatory approval, both here and in the USA, with B. Braun Australia ready to take it to the marketplace in Australia and the Asia Pacific region as soon as all the approvals are in place and trials are successfully completed.

With the above two products well on their way, increasing focus is being applied to our Retractable Syringe and hopes are high that this next financial year will be OMI's Year of the Syringe.

Although the above progress is satisfying, it was expected and I am more pleased with the progress being made in the number and quality of our staff and the attitude of increasing professionalism with which they are approaching the task ahead.

OMI is moving into a high growth phase and its face is changing at a rapid rate. We have realised that, in order to get our products to market, we need not only to be a research, design and development company, but must also have strong manufacturing, sales and marketing arms.

We are in the process of taking all the appropriate steps to meet these needs: Firstly, by identifying and hiring the correct personnel to grow the company; and secondly, by putting all the operational, managerial and regulatory processes in place so that the company runs efficiently in all three areas.

Financially, we are in a healthy position with a successful capital raising of $AUD 3.1 million in April this year and a financial year loss less than previously, despite increased activity.

The Board of OMI has also changed with the loss of Mr Bill Grady, due to personal commitments and heavy workload elsewhere. The hunt is now on to identify at least one and possibly two more experienced members who will value-add to the Board in this time of imminent rapid growth.

In summary, our third year has been one of change, acquisition of knowledge and experience. The forecast for year four is for even greater change as we move into a rapid growth phase and income from our products starts to flow into our company.

As always, I would like to take this opportunity to thank most sincerely those staff members who have put so much effort into the achievements of OMI in this past financial year. Your dedication and hard work has been recognised and I thank you for it.

J.E.Taske
Chairman



The potential global market for OMI products is enormous – and growing rapidly.
A recent Frost & Sullivan report (European Needles, Syringes and Catheters Markets, 1999) estimates the retractable or safety syringe market will account for almost 70 per cent of all syringe supply in the US by 2006. Furthermore, as countries outside the United States adopt safety philosophies, this market will expand dramatically.

However, even if the market is huge, it is extremely competitive. Across the world there are over 1000 patents in the field of safety syringes.

Interestingly, of all these patents, only a small percentage has come to market. Many are overcomplicated, difficult to manufacture or assemble and are expensive to produce.

Now, here is a vital point: Even those products that have entered the market have triggered little interest. Why? The answer is simple. Cost.

In our opinion, governments, hospitals and users cannot afford to pay up to 10 times as much for some of these products, even when they save lives and reduce litigation and treatment expenditure.

OMI is squaring up to meet the challenges of this competitive, complex and demanding marketplace. One response is to make sure cost-effectiveness is built into our product design. Another response has been the decision to bolster the company's skill base.





Since 2002, OMI has developed skills and expertise in the following areas:

Logistics

OMI has developed expertise in the fields of importing, exporting and international finance.

Manufacturing

We are committed to outsourcing our manufacturing only to companies that offer high quality, low cost services.

Regulatory

OMI continues to build a working partnership with the three leading regulatory bodies in the world – the Therapeutic Goods Administration (Australia), the Food and Drug Administration (USA) and the Conformité Européenne (Europe).

Quality

OMI has designed and implemented a quality system in accordance with ISO 13485, the international standard for the design and manufacture of medical devices. This is the specific medical equivalent standard to ISO 9001.

Our most important resource in achieving quality is our people.

By broadening and strengthening this resource, OMI will continue to achieve stringent quality goals on our way to greater growth and profitability.



Over the past year OMI has found that the journey towards providing the world with innovative safety products requires dedication – and just a little help.



the safety scalpel



While the Safety Scalpel was still in development, Personna Medical came alongside OMI with an interest in the product.

Initially this US-based medical supplies company was interested in distributing the scalpel, but, as OMI General Manager Wayne Archibald said,

"Our alliance with Personna went beyond supplier to customer".

Personna, with its wealth of healthcare experience, has become a valuable resource in assisting OMI to refine the following features of the scalpel:

Low cost design for manufacture

Availability in re-useable and disposable versions

Breadth of product range – all blade sizes

Minimal technique change for users

Simple one-handed safety activation

Toward a safer world

The Needle-Free Access Valve

Further to its agreement with B. Braun Australia, OMI is drawing on the considerable experience and resources of B. Braun USA to ensure delivery of a world-class product.

This collaboration will build on the ground-breaking features of the Needle-Free Access Valve, which include:

Positive displacement

Low cost design

Adaptability to both luer slip tip and luer lock



the needle-free access valve



The Retractable Syringe is a tribute to the inventive talents of the OMI team.

This innovative, cost-effective product has significant competitive advantages, which include:

Low cost design for manufacture

Low dead space

Fast R&D changes

Blood splatter test now exceeds performance of competitive devices

Permanently inaccessible needle

Will now retract even if needle is bent

Although the world market for retractable syringes is growing, it is also a highly competitive environment.



Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 18 of 58 pages.



the retractable syringe

In order to maximise the opportunities for commercialising the Retractable Syringe, OMI has undertaken significant market research in developing its imminent market-entry strategy.



Going to market

In a competitive and fast-moving marketplace, time is of the essence.

OMI recognises the importance of responding quickly to changing market demands.

With its efficient infrastructure and highly skilled R&D team, OMI has the ability to create innovative safety devices in a very short timeframe.

Consequently, leading healthcare companies can market these products faster than the competition, creating a significant market advantage.

Building on this advantage requires strong and clear-sighted marketing strategies.

OMI considers the following strategic options are key to marketing its products:

1 OMI self-distributes and sells products to the healthcare market

2 OMI sells finished products to major healthcare companies who already have the appropriate infrastructure in place

3 OMI negotiates royalties with companies wishing to manufacture OMI products

4 OMI sells the product patent

Expansion plans

OMI's operational plans for expansion are aimed toward greater competitive advantage through:

Product differentiation

Design for low-cost manufacture

Speed to market

As OMI grows and gains further momentum, the following strategies will enable OMI to capitalise on its competitive advantage:

Forging new relationships with strategic partners

Consolidating existing relationships

Refining and expanding the current product range

Positioning itself in key markets

Award-winning worl

In May 2003, OMI's Safety Scalpel, which is a world-first, won an Australian Design Award in the Industrial Design category.

OMI Managing Director, Bruce Kiehne, said he was enormously proud of what the company had achieved.

"This award recognises our commitment to finding practical, easy-to-use solutions to reduce healthcare workplace deaths and injuries," he said.

"OMI's Safety Scalpel is a leader in the wave of new products designed to combat risks of sharps injuries and is the only known device which both loads and removes blades in complete safety."

The Safety Scalpel features a blade encased in a protective cartridge that can be attached to either a plastic or stainless steel handle.

When in use, the cartridge slides down to expose the blade, but then slides back to completely cover the blade when not in use.

Bruce said with needlestick injuries gaining much of the attention, product groups including scalpels and the other safety devices had lagged behind in safety development.

OMI invested two-and-a-half years in the design and development of the Safety Scalpel.



With a range of products on the market and seven more in development, OMI has firmly established itself as a multi-product company.

These products come into existence through extensive research within the medical community throughout Australia and overseas.

Product research includes focus groups, consultation with nursing staff, surgeons, other healthcare professionals and patients, as well as multinationals in the medical device industry.

Through this research, OMI discerns the needs of the medical community and tailors product designs to their specific requirements.

With this level of sensitivity to the medical industry built into OMI's modus operandi, the future looks bright.

Not only can OMI identify needs through research in the medical industry, it also has the proven ability to:

Harness needs into innovative design

Manufacture products at lower cost

Distribute products through strong channels

A significant factor that strengthens OMI's R&D is the access the company has to many healthcare professionals via Dr John Taske, OMI's Chairman and a leading Brisbane anaesthetist.





When manufacturing products for the healthcare industry, daunting challenges are par for course.

International standards and quality controls, for example, present complex guidelines to which we must align our operations and output.

However, our most pressing challenge over the past year has been responding to the highly competitive nature of our marketplace.



OMI is actively addressing this challenge with the following strategies:

Stay ahead of the pack
The key is OMI's flexibility. Being a relatively small company means OMI can respond quickly to market demands and then streamline the process from development through to manufacture.

Stay innovative
OMI is finding that its innovative safety medical devices are pushing aside more established products on the market.

Stay cost-competitive
At OMI, innovation must include simple, cost-effective design.

With these strategies in place, OMI is confident that it can continue to carve out a highly profitable niche in the global marketplace.

Producing cost-effective healthcare products is, for OMI, an important task.

However, that task only becomes profitable to the degree that we can penetrate niche markets across the globe.

For this reason, OMI has been actively building its network of trading partners during the past year.

OMI expects that the trading relationship formed with Personna Medical will reap benefits for many years to come.

Personna, with its vast experience in the healthcare field, already has in place an extensive infrastructure within key markets.

Tapping into this valuable resource means niche market opportunities will continue to open up for OMI products – and lead to a true win/win arrangement for both parties in the relationship.

Another important relationship that OMI has nurtured is with B. Braun Australia Pty Ltd.

This strategic alliance has played an important role not only in marketing opportunities but also in the development of OMI's Needle-Free Access Valve for the Australian market.

The benefits reaped from relationships with these partners are only the beginning.

OMI is constantly surveying movers and shakers in the healthcare field and establishing links with the most promising companies.

This expanding network is vital to the company's ongoing growth.

Dr. John Taske

Chairman

Dr. John Taske is a Medical Specialist in the field of Anaesthesia. He holds a further qualification in Tropical Medicine. Dr. Taske has been extensively involved with OMI since it's inception, including working closely with founder Bruce Kiehne, and advising on modifications to Bruce's innovations during the development phase.

Dr. Taske served in the Australian Regular Army for 16 years. This service included 13 months in Vietnam as a Regimental Medical officer and 3 years with the Australian Special Air Service Regiment (SAS).

Following his military service, he held the position of Director of Anaesthesia at the Princess Alexandra Hospital in Brisbane for six years. Dr Taske is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian medical Association and the Australian Academy of Medicine and Surgery.

Bruce Kiehne

Managing Director

A natural flair for engineering design led Bruce Kiehne to his ultimate course of designing and developing products to make workplaces safer.

Bruce was, for many years, employed in the heavy machinery and vehicle maintenance industry. He first began to explore the potential of product innovation in 1989, when he was commissioned to design and construct a Brisbane manufacturing plant to produce car products. That project included designing tooling and manufacturing equipment.

For the past five years, Bruce has designed and developed products to promote medical and workplace safety-becoming, in the process, OMI'S Managing Director & in-house inventor.

David Jenkins

Director

David Jenkins offers OMI considerable experience in the financial arena. He has worked for over 30 years in commercial business ventures.

A specialist financier, David gained his expertise through a wide range of commercial entities, ranging from multinational operations in Australia and overseas to small, privately owned companies specialising in technology operations. He has a vast amount of experience in IPO's and NASDAQ listings.

Michael Hayne

Director

Michael Hayne brings to the Board of Directors significant expertise in corporate law, commercial law and general business consulting.

Michael, who was admitted as a Solicitor of the Supreme Court of Queensland in 1974 and to the High Court of Australia, has worked since 1976 as a partner of Nicholson's (formerly Sydney Robertson & Nicholson). He is a member of the Australian Institute of Company Directors.

Lawrence Litzow

Director (Appointed July 2003)

Lawrence offers years of experience in public and corporate fields ranging from being a member of the Small Business Council advising the Federal Minister for Small Business of the day, to public company directorships in diverse industries. Lawrence is a chartered accountant by profession however has spent the last 14 years in the corporate arena.

The Board of Directors of Occupational & Medical Innovation Limited (the Company) understands, promotes and is responsible for the good governance within the consolidated entity comprising the Company and its controlled entities.

The Board guides and monitors the business and affairs of the Company on behalf of the Company's members and other stakeholders to whom it is accountable, and nurtures a philosophy and strategy of continuous improvement in governance performance.

It has established the following guidelines to ensure the effective operation and discharge of its responsibilities:

Composition of the Board

The Board will comprise six directors, of which at least three will be independent directors. The Board should comprise directors with an appropriate blend of qualifications and expertise, and meets at least monthly.

The Board currently comprises one executive director and four non-executive directors. The chairman is a non-executive director. Details of each member of the Board and their respective shareholdings are set out in the directors' report.

Board Committees

The Board has established the following committees:

Audit Committee

Remuneration Committee

Nomination Committee

Compliance Committee

It is the Board's policy that a non-executive director chair each committee and that each committee have a majority of members who are non-executive directors.

Audit Committee

The Board has established an Audit Committee, which operates under a charter approved by the Board.

It is the Board's responsibility to ensure that an effective internal control framework exists within the entity. This includes internal controls to deal with the effectiveness and efficiency of significant business processes such as the safeguarding of assets, maintenance of proper accounting records, reliability of financial information and non-financial considerations such as benchmarking operational key performance indicators.

The Audit Committee also provides the Board with additional assurance as to the reliability of financial information for inclusion in the financial report.

The Audit Committee comprises a majority of non-executive directors. During the year, the members of the Audit Committee were Dr John Taske, Mr Michael Hayne and Mr David Jenkins.

Due to Mr Jenkins' impending retirement from the Board, Mr Lawrie Litzow has been appointed to this committee since the end of the year under review. Dr John Taske has retired from this committee since the end of the year under review.

The Audit Committee met twice during the year.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors and the executive team. The Board has established a Remuneration Committee comprising two non-executive directors and one executive director.

The committee members during the year were Dr John Taske, Mr Bruce Kiehne and Mr Michael Hayne.

The Remuneration Committee met once during the year.

Nomination Committee

The Board as a whole comprises the Nomination Committee. Responsibilities include Board succession as well as evaluation of directors' performance and competencies.

The committee did not meet in the 2002-2003 year.

Compliance Committee

All elements of the compliance of the entity with regulatory and corporate responsibility require monitoring and evaluation. The committee is charged with ensuring there is an appropriate strategy to monitor internal and external processes, sufficient resources are available and timetables are set and met.

The committee members during the year were Dr John Taske, Mr Michael Hayne and Mr David Jenkins.

The committee met once during the year.

Independent professional advice and access to company information

Each director has the right to access to relevant company information and the executive management team.

Directors may seek independent professional advice at the Company's expense with prior consultation with the Managing Director and with approval from all directors at a directors' meeting. A copy of advice received by the director is made available to all other members of the Board.

Conflicts of interest

In accordance with corporations law and the Company's constitution, the directors must advise the Board on an ongoing basis of any interests that might conflict with those of the Company.

Where the Board believes a conflict exists, the director concerned is not permitted to be present at the meeting when the relevant issue is considered and does not receive the relevant Board papers.

Shareholder relations and market disclosure

The Board aims to ensure that shareholders have equal and timely access to material information concerning the Company. Information is communicated to shareholders through:

- The annual report, which is distributed to all shareholders.

- Notices of the Annual General Meeting and other meetings of members called as required to obtain approval for Board action.

- The half-year report containing summarised financial information and a review of operations for that period.

The Board encourages full participation of shareholders at the Annual General Meeting.

Guidelines for trading company securities

The Board has approved and communicated a policy on the trading of its securities by directors and employees. Company policy prohibits directors and employees from dealing in Company shares during the period commencing 60 days prior to the release of the Company's results, and at any other time during the year while in possession of price sensitive information.

Financial statements

content


omni
LIMITED

Your Directors submit the following report for the year ended 30 June 2003.

Directors

The directors of the parent entity in office at any time during or since the financial year:

Dr John Taske MB, BS (Qld), D.T.M.&H. (R.C.S. (Eng) R.C.P. (Lond)), F.F.A.R.A.C.S., F.A.N.Z.C.A., **Chairman**
Dr Taske is a Medical Specialist in the field of Anaesthesia. His basic medical degree was gained through the University of Queensland. He holds a further qualification in Tropical Medicine from the University of London.

Dr Taske resigned with the rank of Colonel from the Australian Regular Army after 16 years of service. Thirteen months of this service was spent in Vietnam as a Regimental Medical Officer with a further three years in the Australian Special Air Service Regiment (SAS). He successfully attended Joint Services Staff College during his service.

Former positions held by Dr Taske include Director of Anaesthesia at the Princess Alexandra Hospital, Brisbane. Presently, he is a member of the Australian and New Zealand College of Anaesthetists, the Australian Society of Anaesthetists, the Australian Medical Association and the Australian Academy of Medicine and Surgery. He also serves on the Australian Pharmaceutical Advisory Council (APAC).

Dr Taske has been closely associated with Mr Bruce Kiehne for three years and has advised on modifications to Mr Kiehne's medical inventions during their developmental phase.

William Allan Grady, Director (Resigned January 2002)
Mr William Grady is the Finance Director of the Motorama Group, a diversified Motor Dealer on the South-side of Brisbane. Bill has been closely involved in the success and growth of Motorama for twenty-seven years and is also a member of the Investment Committee of MTQ Insurance Limited.

Bruce Kiehne - Managing Director
Mr Bruce Kiehne has been employed in the heavy machinery and vehicle maintenance industry for many years. He designed and constructed his first racing car at the age of fourteen and went on to hold a number of Championships in various classes.

In 1989, Bruce was commissioned to design and construct a Brisbane manufacturing plant to produce automotive products. This required the design of tooling and equipment used in the product manufacture.

For the past 5 years Mr Kiehne has been involved in design and development of products for the Medical and Workplace Safety Industries.

David Jenkins B. Com, CPA, MAICD - Director
Mr Jenkins has over 30 years experience in commercial business activities, specialising in the finance arena. Mr Jenkins has gained his expertise in a wide range of commercial industries ranging from multinational operations in Australia and overseas to small privately owned companies in technology operations.

Michael Hayne - Director
Michael was admitted as a Solicitor of the Supreme Court in Queensland in 1974, and subsequently as a Solicitor of the High Court of Australia. In 1976, he was admitted as a Partner of the firm of Nicholsons. His areas of practice include Corporate and Commercial Law and general business consultancy. He is a member of the Australian Institute of Company Directors.

Roderick William Siller BE - Director (Resigned November 2002)
Rod Siller has worked in the Mining and Oil Industries both domestically and internationally. Over the last ten years he has worked for the Schlumberger Group of Companies and Sperry-Sun International (part of the Dresser Industries Group) who are leaders in Oilfield Technology and Research.

Although previously specialising in the resources sector, Rod has interests in several listed public companies.

Lawrence Litzow - Director (Appointed July 2003)
Lawrence offers years of experience in public and corporate fields ranging from being a member of the Small Business Council advising the Federal Minister for Small Business of the day, to public company directorships in diverse industries. Lawrence is a chartered accountant by profession however has spent the last 14 years in the corporate arena.

Review of Operations and Results of Operations

The consolidated operating profit after income tax for the financial year ended 30 June 2003 was a loss of $2,192,036 (2002: $2,578,531).

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the company during the year other than as detailed under review and results of operations.

Principal Activities

The principal activities of the consolidated entity during the year were the acquisition and development of safety equipment used in the Medical Industry.

Significant after Balance Date Events

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than the appointment of Mr L. Litzow as a director of the company in July 2003.

Likely Future Developments and Expected Results

The particular information required by sub-section 299(1) (e) of the Corporation Act 2001 has been omitted from the report because the directors believe that it would result in unreasonable prejudice to the consolidated entity.

Performance in Relation to Environmental Regulation

There has been no matter either during or since the end of the financial year which in the opinion of the directors would give rise to any conflict with the provisions of existing environmental regulation.

Dividends Paid or Recommended

There has been no dividend paid or recommended during or since the financial year.

Directors Meetings

Number of directors meetings held during the financial year was:

Name of Director	Meetings held during the period whilst holding office	Meetings attended
J Taske	12	12
W Grady (Resigned January 2003)	6	6
B Kiehne	12	12
D Jenkins	12	11
M Hayne	12	12
R Siller (Resigned November 2002)	5	2

The Audit Committee comprising D Jenkins, J Taske, M Hayne and W Grady (resigned) met twice during the year. The Compliance Committee comprising J Taske, D Jenkins and M Hayne met once during the year. The Remuneration Committee comprising J Taske, B Kiehne, W Grady (resigned) and M Hayne met once during the year.

Interests of Directors

At the date of this report the following interests in ordinary shares were held by directors:

Name of Director	Ordinary Shares
J Taske	669 900
B Kiehne	9 079 410
D Jenkins	370 000
M Hayne	81 000

Emoluments of Directors and Senior Executive Officers

Details of the nature and amount of each major element of the emoluments of each director of the company and the officers of the company and the consolidated entity are:

Director	Basic Emoluments	Non-Cash Benefits	Superannuation	Total
J Taske	36 000	-	-	36 000
B Kiehne	150 181	16 547	11 356	178 084
D Jenkins	20 000	-	-	20 000
M Hayne	22 000	-	-	22 000
W Grady	12 000	-	-	12 000
R Siller	2 000	-	-	2 000
Executive Officers				
A Horstman	49 886	1 971	4 490	56 347
W Archibald (commenced employment May 2003)	11 538	-	1 038	12 576

The above disclosures relate to both the parent entity and consolidated entity.

Options

No options to acquire shares in the Company have been granted during the financial year and no options were outstanding at the end of the financial year.

Indemnification of officers and auditors

The company has not, during the financial year, in respect of any person who is or has been an officer or auditor of the company or a related body corporate, indemnified or made any relevant agreement for indemnifying against a liability incurred as an officer, including costs and expenses in successfully defending legal proceedings.

During the year the consolidated entity paid a premium of $24,951 to insure the directors and officers of the consolidated entity for costs and expenses which may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of entities in the consolidated entity.

Proceedings on Behalf of the Company

No proceedings have been entered into on behalf of the company.Signed in accordance with a resolution of the Board of Directors:

J.E.Taske, Chairman
Dated this 22nd day of September, 2003.

Directors' Declaration

In the opinion of the Directors of Occupational & Medical Innovations Limited:

(a) the accompanying financial statements and notes comply with the Corporations Act 2001, comply with the Accounting Standards and give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date;

(b) at the date of this declaration, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with the resolution of the board of directors.

J.E.Taske, Chairman
Dated this 22nd day of September, 2003.

Statement of Financial Performance

For the year ended 30 June 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Revenue from Ordinary Activities	3	487 217	220 299	91 366	162 907
Expenses from Ordinary Activities	4	(2 957 742)	(2 794 508)	(466 544)	(651 496)
Borrowing Cost Expenses		(10 281)	(4 322)	-	-
Profit/(loss) from ordinary activities before income tax expenses		(2 480 806)	(2 578 531)	(375 178)	(488 589)
Income tax (expense)/benefit relating to ordinary activities	5	288 770	-	-	-
Net profit (loss)		(2 192 036)	(2 578 531)	(375 178)	(488 589)
Total revenue, expenses and valuation adjustments recognised directly in equity	15	(93 284)	-	(93 284)	-
Total changes in equity other than those resulting from transactions with owners as owners		(2 285 320)	(2 578 531)	(468 462)	(488 589)
Basic earnings per share	17	(8.57) cents	(10.17) cents		

The above Statement of Financial Performance should be read in conjunction with the attached notes.

Statements of Financial Position

As at June 2003

	NOTE	Consolidated 2003 $	Consolidated 2002 $	Parent Entity 2003 $	Parent Entity 2002 $
Current Assets					
Cash assets	27(i)	3 754 846	2 268 701	3 712 418	2 242 393
Receivables	6	78 368	22 852	3 515 917	2 205 328
Other	7	10 577	125 357	10 000	300
Total Current Assets		3 843 791	2 416 910	7 238 335	4 448 021
Non-Current Assets					
Property, plant and equipment	8	359 789	173 225	142	215
Other financial assets	9	-	-	16 564 639	16 564 639
Intangible assets	10	16 504 052	17 486 902	2 840 114	3 009 328
Other	11	962 803	924 425	150 893	150 893
Total Non-Current Assets		17 826 644	18 584 552	19 555 788	19 725 075
Total Assets		21 670 435	21 001 462	26 794 123	24 173 096
Current Liabilities					
Payables	12	45 671	51 707	7 897	28 408
Interest bearing liabilities	13	14 240	154 039	-	-
Provisions	14	45 026	43 074	-	-
Total Current Liabilities		104 937	248 820	7 897	28 408
Non-Current Liabilities					
Interest bearing liabilities	13	27 614	41 858	-	-
Provisions	14	5 440	3 020	-	-
Total Non-Current Liabilities		33 054	44 878	-	-
Total Liabilities		137 991	293 698	7 897	28 408
NET ASSETS		**21 532 444**	**20 707 764**	**26 786 226**	**24 144 688**
Equity					
Contributed equity	15	28 063 813	25 047 097	28 063 813	25 047 097
Retained profits/(accumulated losses)	16(a)	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
TOTAL EQUITY		**21 532 444**	**20 707 764**	**26 786 226**	**24 144 688**

The above Statement of Financial Performance should be read in conjunction with the attached notes.

Statements of Cash Flows
For the year ended 30 June 2003

	Note	Consolidated 2003	Consolidated 2002	Parent Entity 2003	Parent Entity 2002
		$	$	$	$
Cash Flows from Operating Activities					
Receipts from customers		377 525	105 944	-	70 134
Payments to suppliers and employees		(1 673 881)	(1 946 499)	(1 635 531)	(1 908 107)
Interest received		69 243	136 388	65 145	135 657
R&D concession refund		288 770	-	-	-
Borrowing costs paid		(10 281)	(4 322)	-	-
GST recovered		85 045	92 384	23 695	28 705
Net cash provided by/(used in) operating activities	27(ii)	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)
Cash Flows from Investing Activities					
Payments for property, plant & equipment		(265 455)	(71 332)	-	-
Proceeds from sale of plant & equipment		-	40 334	-	-
Payments for other non-current assets		(247 494)	(171 956)	-	(26 411)
Payments for intangibles		-	(3 510)	-	-
Net cash provided by/(used in) investing activities		(512 949)	(206 464)	-	(26 411)
Cash Flows from Financing Activities					
Proceeds of borrowings		-	134 666	-	-
Repayments of borrowings		(154 043)	-	-	-
Proceeds from share issue		3 110 000	-	3 110 000	-
Capital raising costs		(93 284)	-	(93 284)	-
Net cash provided by/(used in) financing activities		2 862 673	134 666	3 016 716	-
Net increase/(decrease) in cash held		1 486 145	(1 687 903)	1 470 025	(1 700 022)
Cash at the beginning of the financial year		2 268 701	3 956 604	2 242 393	3 942 415
CASH AT THE END OF THE FINANCIAL YEAR	27(i)	**3 754 846**	**2 268 701**	**3 712 418**	**2 242 393**

The above Statement of Financial Performance should be read in conjunction with the attached notes.

1. Summary of significant accounting policies

The financial report is a general purpose financial report which has been drawn up in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, the Urgent Issues Group Consensus Views and the Corporations Act 2001.

The financial report has been prepared on the basis of historical costs.

(a) Recoverable Amounts

The carrying amounts of non-current assets do not exceed the net amounts that are expected to be recovered through the cash inflows and outflows arising from the continued use and subsequent disposal of the assets. The expected net cash flows included in determining the recoverable amounts have not been discounted to their present value.

(b) Principles of Consolidation

The consolidated financial report combines the financial reports of Occupational & Medical Innovations Limited (parent entity) and all its controlled entities (refer note 25).

The effects of all transactions between entities in the consolidated entity have been eliminated.

(c) Income Tax

Income tax has been brought to account using a method of tax effect accounting whereby income tax expense for the period is calculated on the accounting profit after adjusting for items which, as a result of their treatment under income tax legislation, create permanent differences between that profit and the taxable income. The tax effect of timing differences which arise from the recognition in the accounts of items of revenue and expense in periods different from those in which they are assessable or allowable for income tax purposes, are represented in the balance sheet as "future income tax benefits" or "provisions for deferred income tax", as the case may be at current tax rates. A future income tax benefit is only carried forward as an asset where realisation of the benefit can be regarded as being assured beyond reasonable doubt.

(d) Property, Plant and Equipment

Plant and equipment is stated in the financial statements at cost. All plant and equipment are depreciated over their estimated useful lives using the straight line method commencing from the time the assets are held ready for use. The average depreciation rates per class of asset are as follows:

	%
Motor vehicles	22.5 (diminishing value)
Computer equipment	33.3 (straight line)
Office equipment	20-40 (diminishing value)
Manufacturing equipment	20-40 (diminishing value)

(e) Employee Entitlements

The following liabilities arising in respect of employee entitlements are measured at their nominal amounts:

- Wages and salaries and annual leave regardless whether they are expected to be settled within twelve months of balance date; and

- Other employee entitlements which are expected to be settled within twelve months of balance date.

All other employee entitlements, including long service leave, are measured at the present value of estimated future cash outflows in respect of services provided up to balance date. Liabilities are determined after taking into consideration estimated future increases in wages and salaries and past experience regarding staff departures. Related on costs are included.

(f) Revenue Recognition

Revenue from the sale of goods is recognised when control of the goods has passed to the buyer, the amount of revenue can be measured reliably and it is probable that it will be received by the consolidated entity.

(g) Intangibles

Patents are brought to account at cost and amortised using the straight-line method over 20 years.

(h) Deferred Research and Development Costs

Deferred research and development costs are brought to account at cost and amortised using the straight line method over the expected life of each product commencing from the date of commercial production/licensing. The carrying value of unamortised research and development costs are reviewed annually with costs on projects not considered recoverable written off.

(i) Payables

Accounts payable represent the principle amounts outstanding at balance date. Accounts payable are normally settled on 30 day terms and are non-interest bearing.

(j) Receivables

Trade accounts receivable and other receivables represent the principal amounts due at balance date. Trade accounts receivable are non-interest bearing and are normally settled on 30 day terms.

(k) Interest Bearing Liabilities

Interest bearing liabilities are recognised in the financial statements on the basis of nominal amounts outstanding plus accrued interest.

(l) Net Fair Values

The carrying amount of financial assets and liabilities recorded in the financial statements are stated at net fair value unless otherwise stated. The net fair value of assets is the amount that could be received on disposal less any costs of disposal. The net fair value of liabilities is the amount that could be paid to extinguish the debt, plus any costs of extinguishment.

(m) Borrowing Costs

Borrowing costs are recognised as an expense in the period which they are incurred.

(n) Credit Risk

Maximum credit risk exposure of financial assets is represented by the carrying amounts in the Statement of Financial Position. The consolidated entity has no significant concentration of credit risk with any single counterparty or group of counterparties.

(o) Leases

Operating lease payments are charged to expense on a basis which is representative of the pattern of benefits derived from the leased property.

Financial report

notes to and forming part of the financial statements
for the year ended 30 june 2003

	Consolidated		Parent Entity	
	2003	2002	2003	2002
2. Profit/(loss) from ordinary activities	$	$	$	$
The following items have been recognised in the profit/(loss) from ordinary activities:				
Depreciation/amortisation of non-current assets:				
Plant and equipment	78 891	83 228	73	147
Patents	982 850	974 644	169 215	169 215
	1 061 741	1 057 872	169 288	169 362
Operating lease rental expense	51 600	51 600	-	-
Net gain on sale of non-current assets	-	4 920	-	-
3. Revenues from ordinary activities				
Operating revenue:				
Rendering of services	380 368	8 782	-	-
Non-operating revenue:				
Interest	95 464	136 388	91 366	135 657
Proceeds on sale of non-current assets	-	40 334	-	-
Grants	-	27 250	-	27 250
Other	11 385	7 545	-	-
	487 217	220 299	91 366	162 907
4. Expenses from ordinary activities				
Classification of expenses by nature:				
Employee costs & directors fees	748 730	716 640	111 545	146 815
Depreciation	49 450	56 652	73	147
Accounting	21 593	64 277	14 433	53 166
Amortisation	1 012 291	1 001 220	169 215	169 215
Consulting fees	187 711	221 016	85 951	164 209
Insurance	152 013	110 112	13 262	6 006
Legal costs	129 708	32 746	9 010	27 125
Listing fees	52 944	31 204	52 944	31 204
Travel	57 057	85 568	-	12 601
Research & development	209 116	135 471	-	-
Patent fees	76 079	-	-	-
Rent	51 600	51 600	-	-
Other expenses from ordinary activities	209 450	288 002	10 111	41 008
	2 957 742	2 794 508	466 544	651 496

	Consolidated		Parent Entity	
	2003	2002	2003	2002
5. Income tax	$	$	$	$
The amount provided in respect of income tax differs from the amount prima facie payable on operating profit. The difference is reconciled as follows:				
Prima facie tax benefit on operating profit (calculated at 30% 2002: 30%)	(657 611)	(773 559)	(112 553)	(146 577)
Tax effect of permanent differences:				
Amortisation of patents	294 855	292 140	50 765	50 765
Other non deductible items	5 923	10 514	2 703	8 138
FITB not brought to account	356 833	470 905	59 085	87 674
R&D concession refund	(288 770)	-	-	-
	(288 770)	-	-	-

Potential future income tax benefits at 30% (2002: 30%) attributable to tax losses and timing differences carried forward amounting to $829 484 (2002: $763,980) (consolidated entity) and $253 065 (2002: $193,979) (parent entity) have not been brought to account because directors do not believe it is appropriate to regard realisation of the future income tax benefit as virtually certain. These benefits will only be obtained if:

(a) The consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of the loss to be realised;

(b) The consolidated entity continues to comply with the conditions for deductibility imposed by law; and

(c) No changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deduction for the loss.

Dividend imputation:

The balance of the franking account of the consolidated entity and parent entity at the end of the year was Nil.

No dividends were paid during the year.

6. Receivables				
Trade accounts receivable	8 746	22 852	-	3 228
Interest receivable	26 221	-	26 221	-
Non-trade accounts receivable from subsidiaries (of the parent entity) in the wholly owned group	-	-	3 473 100	2 202 100
Other	43 401	-	16 596	-
	78 368	22 852	3 515 917	2 205 328

7. Other current assets				
Prepayments	177	124 957	-	-
Other	10 400	400	10 000	300
	10 577	125 357	10 000	300

	Consolidated		Parent Entity	
	2003	2002	2003	2002
8. Property, plant & equipment	$	$	$	$
Plant & equipment at cost	502 070	241 281	548	548
Accumulated depreciation	(142 281)	(92 831)	(406)	(333)
	359 789	148 450	142	215
Leasehold improvements at cost	80 429	75 763	-	-
Accumulated amortisation	(80 429)	(50 988)	-	-
	-	24 775	-	-
	359 789	173 225	142	215
Movements during the year:				
Plant & equipment:				
Beginning of the year	148 450	173 894	215	362
Additions	260 789	66 622	-	-
Disposals	-	(35 414)	-	-
Depreciation	(49 450)	(56 652)	(73)	(147)
	359 789	148 450	142	215
Leasehold improvements:				
Beginning of the year	24 775	46 641	-	-
Additions	4 666	4 710	-	-
Amortisation	(29 441)	(26 576)	-	-
	-	24 775	-	-
9. Other financial assets				
Investment in controlled entities - at cost	-	-	16 564 639	16 564 639
10. Intangibles				
Patents at cost	19 654 009	19 654 009	3 381 699	3 381 699
Accumulated amortisation	(3 149 957)	(2 167 107)	(541 585)	(372 371)
	16 504 052	17 486 902	2 840 114	3 009 328

The directors have determined that patents and associated deferred research and development costs (note 11) totalling $17 466 855 (2002: $18 411 327) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licensing of patents and/or sale of the patents.

The consolidated entity currently have in place an agreement with Personna Medical, a division of American Safety Razor Company, for the exclusive distribution of its Safety Scalpel throughout USA, Canada, the Caribbean and Mexico. The agreement provides for minimum sales volumes over the first 5 years of the agreement of $6.25M. The first order under this agreement for in excess of $250 000 was received in May 2003 and will be supplied following receipt of FDA approval expected by October 2003.

The consolidated entity has entered into an agreement with B Braun Australia for the sale and distribution of the OMI Needle-Free Access Value. Terms of the five year agreement provide for minimum sales volumes of $11.8M over 5 years. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms.

10. Intangibles (continued)

The consolidated entity has on 23 June 2003 entered into a manufacturing agreement with VitalCare Group Inc. in relation to the manufacture of the product for supply to B. Braun Australia. The consolidated entity is awaiting FDA approval for this product.

The consolidated entity continues negotiations with interested parties in relation to other products however has not at the date of this report entered into any binding arrangements in relation to such products.

At the date of this report the reliability of the expected cash flows is dependent upon the receipt of FDA approval and satisfactory performance of the abovementioned contracts and other negotiations in respect of the consolidated entity's products and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
11. Other non-current assets	$	$	$	$
Deferred research and development costs	962 803	924 425	150 893	150 893
	962 803	924 425	150 893	150 893
Opening balance	924 425	752 469	150 893	124 482
Additions	247 494	307 427	-	26 411
Amounts written off	(209 116)	(135 471)	-	-
Closing balance	962 803	924 425	150 893	150 893
12. Payables (current)				
Trade accounts payable and accruals (unsecured)	45 671	51 707	7 897	28 408
	45 671	51 707	7 897	28 408
13. Interest bearing liabilities				
Current:				
Loans – hire purchase (secured)	14 240	154 039	-	-
Non-current:				
Loans – hire purchase (secured)	27 614	41 858	-	-

Hire purchase liabilities are fully secured by applicable hire purchase asset.

14. Provisions				
Current:				
Employee entitlements	45 026	43 074	-	-
Non-Current:				
Employee entitlements	5 440	3 020	-	-
Aggregate employee entitlements	50 466	46 094	-	-

The consolidated entity had 15 (2002: 9) full time or full time equivalent employees at 30 June 2003.

	Consolidated		Parent Entity	
	2003	2002	2003	2002
15. Contributed equity	$	$	$	$
Issued shares:				
26 353 726 (2002: 25 353 726) Ordinary shares	28 063 813	25 047 097	28 063 813	25 047 097
Shares issued during the period:				
Opening balance	25 047 097	25 047 097	25 047 097	25 047 097
1,000,000 ordinary shares issued at $3.11 cash consideration	3 110 000	-	3 110 000	-
Share issue costs	(93 284)	-	(93 284)	-
	28 063 813	25 047 097	28 063 813	25 047 097

Ordinary shares have equal rights to vote, participate in dividends and share in the distribution of surplus assets in the event of the entity winding up.

16. Retained profits & total equity				
a) Retained profits/(accumulated losses)				
Balance at beginning of year	(4 339 333)	(1 760 802)	(902 409)	(413 820)
Net profit/(loss)	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Balance at end of year	(6 531 369)	(4 339 333)	(1 277 587)	(902 409)
b) Total equity				
Balance at beginning of year	20 707 764	23 286 295	24 144 688	24 633 277
Total changes in equity recognised in the Statement of Financial Performance	(2 285 320)	(2 578 531)	(468 462)	(488 589)
Transactions with owners as owners:				
- contributions of equity	3 110 000	-	3 110 000	-
Balance at end of year	21 532 444	20 707 764	26 786 226	24 144 688

17. Earnings per share		
Basic earnings per Share	(8.57) cents	(10.17) cents
Weighted average number of ordinary shares outstanding during the year used in the calculation of basic earnings per share	25 572 904	25 353 726
Net profit/(loss) used in calculating basic earnings per share	(2 192 036)	(2 578 531)

Diluted earnings per share is not applicable as there are no potential ordinary shares

	Consolidated		Parent Entity	
	2003	2002	2003	2002
18. Auditors' remuneration	$	$	$	$
Audit of financial reports	13 000	12 000	13 000	12 000
Other services	15 026	52 775	15 026	52 775
	28 026	64 775	28 026	64 775

19. Directors' remuneration

Income paid or payable, or otherwise made available, to directors by the parent entity or by any related party:			270 084	328 317
To all directors of each entity in the consolidated entity by the entities of which they are directors or by any related party:	270 084	328 317		
Number of directors of the parent entity whose total income falls within the following bands are as follows:				
$0 - $9,999			1	-
$10,000 - $19,999			1	1
$20,000 - $29,999			2	3
$30,000 - $39,999			1	1
$170,000 - $179,999			1	-
$210,000 - $219,999			-	1

The names of directors in office during the year are disclosed in note 24(iii).

20. Executives' remuneration

Aggregate remuneration of all executive officers whose remuneration exceeds $100,000 (including remuneration from related parties in connection with the management of the affairs of the parent entity or any of its subsidiaries)	178 084	210 397	178 084	210 397
Numbers of executive officers whose total remuneration exceeds $100,000:				
$170,000 - $179,000	1	-	1	-
$210,000 - $219,999	-	1	-	1

21. Ultimate parent entity

The ultimate parent entity is Occupational & Medical Innovations Limited.

22. Segment information

The consolidated entity operates predominantly in one business segment being the development of safety equipment used in the medical industry.

The consolidated entity operates predominantly in one geographical segment, being Australia.

23. Credit risk exposure

The maximum credit risk exposure of financial assets is represented by the carrying amount of assets recognised in the balance sheet net of any provisions for losses. The consolidated entity had no significant concentration of credit risk with any single counter party or group of counter parties.

24. Related party transactions

(i) Transactions with directors and their director-related entities during the year on normal commercial terms.

(a) Legal fees paid to Nicholson's Solicitors, a firm associated with Mr Hayne, totalling $138,263 (2002: $71,602).
(b) Vehicle servicing costs paid to Motorama Group, a company of which Mr W Grady is a director, totalling $1,880 (2002: $3,443).
(c) Acquisition in the prior financial year of a motor vehicle from the Motorama Group, a company of which Mr W Grady is a director of at a cost of $51,558.
(d) Secretarial and other services provided by Equity Results Pty Ltd, a company associated with Mr D Jenkins totalling $78,400 (2002: $61,641).
(e) Wages paid to relatives of Mr B Kiehne totalling $30 717 (2002: $41,334).

(ii) Transactions within the wholly-owned group

All transactions within the wholly-owned group have been eliminated.

(iii) Directors Holding Office

Names of Directors holding office during the current and prior financial year are:
J Taske, W Grady (Resigned January 2003), B Kiehne, D Jenkins, M Hayne, R Siller (Resigned November 2002)

(iv) Aggregate Shares held by directors or any of their related entities in Occupational & Medical Innovations Limited:

	2003	2002
Ordinary Shares	14 705 510	15 486 277

(v) Aggregate Shares acquired or disposed by directors or any of their related entities in Occupational & Medical Innovations Limited (excluding on market transactions):

	2003	2002
Ordinary shares acquired	-	-
Ordinary shares disposed	-	-

(vii) Information of remuneration of directors is set out in Note 19.

25. Controlled entities

Controlled entities of Occupational & Medical Innovations Limited	Country of Incorporation	Percentage of Shares Held
OMI Research Pty Ltd	Australia	100%
Jireh Tech Pty Ltd	Australia	100%
OMI Inc	USA	100%
OMI Manufacturing Pty Ltd	Australia	100%
OMI Properties Pty Ltd	Australia	100%

Controlled entity acquired in the year ended 30 June 2003

OMI Properties Pty Ltd was incorporated on 3 June 2003 at a cost of $954.50. The company has not traded since incorporation.

26. Financial instruments

The consolidated entity manages its exposure to interest rate fluctuations through a formal set of policies and procedures approved by the board. The consolidated entity does not engage in any significant transactions which are speculative in nature.

Exposures of the consolidated entity to interest rate risk on financial assets and liabilities are summarised as follows:

2003 — Fixed Interest Rate Maturing

	Non-Interest Bearing	1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
	$	$	$	$	$	
Financial Assets:						
Cash	10	3 576 229	-	178 607	3 754 846	4.37%
Receivables	78 368	-	-	-	78 368	-
	78 378	3 576 229	-	178 607	3 833 214	
Financial Liabilities:						
Trade accounts payable	45 671	-	-	-	45 671	-
Loans – other	-	14 240	27 614	-	41 854	8.70%
	45 671	14 240	27 614	-	87 525	
Net Financial Assets/(Liabilities)	32 707	3 561 989	(27 614)	178 607	3 745 689	

2002 — Fixed Interest Rate Maturing

	Non-Interest Bearing	1 Year or Less	1 to 5 Years	Floating Interest Rate	Total	Weighted average effective interest rate
Financial Assets:						
Cash	10	1 975 809	-	292 882	2 268 701	4.02%
Receivables	22 852	-	-	-	22 852	-
	22 862	1 975 809	-	292 882	2 291 553	
Financial Liabilities:						
Trade accounts payable	51 707	-	-	-	51 707	-
Loans - other	-	154 039	41 858	-	195 897	5.91%
	51 707	154 039	41 858	-	247 604	
Net Financial Assets/(Liabilities)	(28 845)	1 821 770	(41 858)	292 882	2 043 949	

27. Notes to statements of cash flows

(i) For the purposes of the Statements of Cash Flows, cash includes cash on hand and in banks and investments in money market instruments, net of outstanding bank overdrafts. Cash at the end of the year as shown in the Statement of Cash Flows, is reconciled to the related items in the balance sheet as follows:

	Consolidated		Parent Entity	
	2003	**2002**	**2003**	**2002**
	$	**$**	**$**	**$**
Cash on Hand	10	10	10	10
Cash at Bank	178 607	292 882	136 179	266 574
Cash on Deposit	3 576 229	1 975 809	3 576 229	1 975 809
	3 754 846	2 268 701	3 712 418	2 242 393
(ii) Reconciliation of Net Cash Provided by Operating Activities to Operating Profit After Income Tax				
Profit/(loss) from ordinary activities after income tax	(2 192 036)	(2 578 531)	(375 178)	(488 589)
Depreciation/amortisation of plant & equipment	78 891	83 228	73	147
Amortisation of intangibles	982 850	974 644	169 215	169 215
Movement in interest receivable	(26 221)	-	(26 221)	-
Gain on sale of non-current assets	-	(4 920)	-	-
Write down in research & development costs	209 116	-	-	2 754
Changes in assets and liabilities:				
Trade creditors	(6 036)	(34 734)	(20 511)	(23 244)
Other current assets	(10 000)	48 470	(10 000)	-
Receivables	(6 537)	10 138	-	40 159
Prepayments	124 780	(124 957)	300	(300)
Provision for employee entitlements	4 372	19 365	-	-
GST clearing	(22 758)	(8 808)	(13 369)	(1 296)
Loans – related corporations	-	-	(1 271 000)	(1 372 457)
	(863 579)	(1 616 105)	(1 546 691)	(1 673 611)
(iii) Loan Facilities				
Loans – other:				
Used	41 854	195 897	-	-
Unused	-	-	-	-
Total Facility	41 854	195 897	-	-
Included in Loans – other are:				
Hire purchase liabilities	41 854	59 908	-	-
Unsecured loans	-	135 989	-	-
	41 854	195 897	-	-

	Consolidated		Parent Entity	
	2003	2002	2003	2002
28. Commitments for expenditure	$	$	$	$
Operating leases				
Minimum lease payments under non-cancellable operating leases according to the time expected to elapse to the expected date of payment				
Not later than one year	-	51 600	-	-

OMI Ltd has exercised its option to renew the lease subject to satisfactory terms and conditions being negotiated and is also negotiating the acquisition of the premises for market value (which has been valued by independent parties at $550,000 to $693,300).

	Consolidated 2003	Consolidated 2002	Parent Entity 2003	Parent Entity 2002
Hire purchase				
Minimum payments under hire purchase agreements due:				
Not later than one year	17 265	22 300	-	-
Later than one year and not later than five years	30 926	48 189	-	-
	48 191	70 489	-	-
Future finance charges:				
Not later than one year	(3 024)	(4 246)		
Later than one year and not later than five years	(3 313)	(6 335)	-	-
Hire purchase liability	41 854	59 908	-	-

Hire purchase liabilities relate to the acquisition of motor vehicles.

29. Contingent liability

A former employee has commenced an action against the company for unfair dismissal claiming unspecified damages. The directors believe the claim is without foundation and are defending the action. The directors do not believe any liability will arise as a result of the action.

30. Principal place of business

Occupational & Medical Innovations Ltd is a listed public company incorporated in Australia with its registered office and principal place of business at Unit 1/12 Booran Drive, Slacks Creek, Queensland. The principal activities of the company are disclosed in the directors' report.

31. Events subsequent to balance date

There are no matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the company and consolidated entity, the results of those operations or the state of affairs of the company and consolidated entity in future financial years other than the appointment of Mr L. Litzow as a director of the company in July 2003.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Occupational & Medical Innovations Limited and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing and Assurance Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report; and

- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

We read the other information in the annual report to determine whether it contained any material inconsistencies with the financial report.

Audit opinion

In our opinion, the financial report of Occupational & Medical Innovations Limited is in accordance with:

(a) The Corporations Act 2001, including:
(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and
(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) Other mandatory financial reporting requirements in Australia.

Inherent Uncertainty Regarding The Recoverable Amount of Patents

Without qualification to the opinion expressed above, attention is drawn to the following matter.

As disclosed in note 10 to the financial statements, the directors have determined that patents and associated deferred research and development costs (note 11) totalling $17 466 855 (2002: $18 411 327) are not recorded in excess of recoverable amount by reference to expected cash flows resulting from the successful sale of products/licensing of patents and/or sale of the patents.

The consolidated entity currently have in place an agreement with Personna Medical, a division of American Safety Razor Company, for the exclusive distribution of its Safety Scalpel throughout USA, Canada, the Caribbean and Mexico. The agreement provides for minimum sales volumes over the first 5 years of the agreement of $6.25M. The first order under this agreement for in excess of $250 000 was received in May 2003 and will be supplied following receipt of FDA approval expected by October 2003.

The consolidated entity has entered into an agreement with B. Braun Australia for the sale and distribution of the OMI Needle-Free Access Value. Terms of the five year agreement provide for minimum sales volumes of $11.8M over 5 years. The agreement is subject to satisfactory clinical trials and finalisation of a number of terms. The consolidated entity has on 23 June 2003 entered into a manufacturing agreement with VitalCare Group Inc. in relation to the manufacture of the product for supply to B. Braun Australia. The consolidated entity is awaiting FDA approval for this product.

The consolidated entity continues negotiations with interested parties in relation to other products however has not at the date of this report entered into any binding arrangements in relation to such products.

At the date of this report the reliability of the expected cash flows is dependent upon the receipt of FDA approval and satisfactory performance of the abovementioned contracts and other negotiations in respect of the consolidated entity's products and represents an inherent uncertainty as to the recoverable amount of the patents. Accordingly no adjustment has been made to the carrying value as represented by the cost of the patents and deferred research and development costs net of accumulated amortisation. The possible effects on the financial report if the outcome of this uncertainty were known may be material.

The carrying value of the patents also provides the basis of support for the recoverable value of the investments in controlled entities recorded in the parent entity at $16,564,639 (2002: $16,564,639).

PKF
A Brisbane Partnership
Chartered Accountants

R Q Cole
Partner

Dated at Brisbane this 25th day of September, 2003.

Shareholders information

Distribution of Listed Shares as at 31 August 2003.

Ordinary Shares

1 - 1,000	492 976
1,001 - 5,000	2 814 026
5,001 - 10,000	1 628 439
10,001 - 100,000	4 351 237
100,001 and over	17 067 048
	26 353 726

There are 30 shareholders who hold less than a marketable parcel of ordinary shares in the company. The 20 largest shareholders hold 66.2% of the ordinary shares issued in the company.

Voting Rights

Ordinary shares carry voting rights of one vote per share.

Twenty Largest Shareholders

The names of the 20 largest holders of ordinary shares as at 31 August 2003 are listed below:

Name	No. of Ordinary Shares Held	% of Issued Share Capital
B & V Kiehne	9 079 410	34.45
Critune Pty Ltd	2 924 000	11.10
C B Nurcombe Engineering Pty Ltd	1 092 400	4.15
Dynex Holdings Limited	435 153	1.65
K Taske	419 900	1.59
M Walker	419 900	1.59
Australian Mutual Growth Fund Pty Ltd	370 000	1.40
J Taske	344 900	1.31
L Griffiths	344 359	1.31
D Kiehne	338 900	1.29
L Kiehne	316 400	1.20
Taske Superfund	275 000	1.04
L S Cray	242 076	0.92
Smart Secretarial Services Ltd	200 000	0.76
Li-He Hong	159 650	0.61
M Terranova	105 000	0.40
Trust Company of Australia	100 000	0.38
Ink Print Pty Ltd	99 900	0.38
G L Law	90 976	0.35
P G Millican	88 500	0.34
TOTAL	**17 446 424**	**66.22**

Share Registry

Computershare Investor Services Pty Limited
Level 32, Central Plaza One
345 Queen Street BRISBANE QLD 4000
PH (07) 3237 2100
Fax (07) 3229 9860

Substantial Shareholders as at 31 August 2003

B Kiehne	9 079 410
Critune Pty Ltd	2 924 000

Shares in the Company in which Directors have a relevant interest as at 31 August 2003

B Kiehne	9 079 410
J Taske	669 900
D Jenkins	370 000
M Hayne	81 000

Restricted Securities

There are no restrictions on securities.

Current On-market Buy Back

There is no current on-market buy-back in place.

Subsidiary companies

OMI Research Pty Ltd	OMI Manufacturing Pty Ltd	OMI Properties Pty Ltd	Jireh Tech Pty Ltd
ABN 41 092 084 806	ABN 74 101 187 464	ABN 73 104 96 7 079	ACN 082 897 621

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 53 of 58 pages.

Occupational & Medical Innovations Limited
Unit 1/12 B[illegible] Drive Slacks Creek Qld 4127
PO Box 2150 Logan City DC Qld 4114

Phone +61 7 3451 7000
Facsimile 61 7 3209 1765

Email info@omltd.com
Web www.omltd.com

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Occupational & Medical Innovations Limited

ABN

11 091 192 871

Quarter ended ("current quarter")

September 2003

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A'000	Year to date (....12...months) $A'000
1.1	Receipts from customers	8	8
1.2	Payments for (a) staff costs	(229)	(229)
	(b) advertising and marketing	-	-
		(45)	(45)
	(c) research and development	-	-
		(935)	(935)
	(d) leased assets		
	(e) other working capital		
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	66	66
1.5	Interest and other costs of finance paid	(5)	(5)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	38	38
	Net operating cash flows	(1 102)	(1 102)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (...12...months) $A'000
1.8	Net operating cash flows (carried forward)	(1 102)	(1 102)
	Cash flows related to investing activities		
1.9	Payment for acquisition of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(115)	(115)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(115)	(115)
1.14	**Total operating and investing cash flows**	(1 217)	(1 217)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	168	168
1.18	Repayment of borrowings	(4)	(4)
1.19	Dividends paid	-	-
1.20	Other (Share Issue Costs)	-	-
	Net financing cash flows	164	164
	Net increase (decrease) in cash held	(1 053)	(1 053)
1.21	Cash at beginning of quarter/year to date	3 755	3 755
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	2 702	2 702

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	131
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

N/A

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	42	nil
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	107	107
4.2	Deposits at call	2 611	2 611
4.3	Bank overdraft	(16)	(16)
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	2 702	2 702

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /does not* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: [signature] Lawrence Litzow (Director)

Date: 31 October 2003

Print name: Lawrence Litzow

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

Occupational & Medical Innovations Limited

ACN 091 192 871

17 November 2003 at 3:30pm in the ASX Lecture Theatre Level 5, Riverside Centre, 123 Eagle Street, Brisbane.

Proxy Form

The Secretary
Occupational & Medical Innovations Limited
P.O. Box 2150, Logan City BC
Queensland 4114

I/ We ....

Of [2] ....

being a member of Occupational & Medical Innovations Limited hereby appoint [3]

....of [4] ....

failing whom, or if no person is named, the Chairman of the meeting as my proxy to vote and act for me and on my behalf at the General Meeting of members of Occupational & Medical Innovations Limited to be held on 17 November 2003 and on any other day to which that meeting is adjourned or postponed. In the absence of direction, the Chairman intends to vote in favour of the motion.

My proxy is authorised to exercise all/ % [5] of my voting rights.

I direct my proxy to vote in the following manner:

ORDINARY AND SPECIAL BUSINESS	IN FAVOUR	AGAINST	ABSTAIN
1. To adopt the Financial Report of Occupational & Medical Innovations Limited and its controlled entities and the Reports of Directors and Auditors for the Financial Year ended 30th June 2003.	☐	☐	☐
2. Re-election of Director – Dr John Taske.	☐	☐	☐
3 Confirmation of election of Director – Mr Lawrence Litzow.	☐	☐	☐

If you do NOT wish to direct your proxy how to vote, please mark in this box ☐

By marking this box, you acknowledge that the Chairman may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest.

If no directions are given the proxy may vote as the proxy thinks fit or may abstain from voting.

DATED ..../.........../. 2003.

______________________________ [6] ______________________________

Shareholder 1 Shareholder 2

Notes
1 Insert name.
2 Insert address.
3 Insert name of proxy.
4 Insert address of proxy.
5 If more than 1 proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.
6 Where the shares are jointly held, all joint holders must sign the proxy form. Corporate shareholders must sign under common seal if this is required by the Company Constitution.

This Proxy may be faxed, posted or delivered to Occupational & Medical Innovations Limited on (07) 3209 4765 at least 48 hours prior to the meeting.

NOTE:
1. Proxies must be lodged at the registered office of the company not less than 48 hours before the time appointed for the holding of the meeting.
2. A member who is entitled to attend and vote at a meeting may appoint not more than 2 proxies. Where more than one proxy is appointed each proxy must be appointed to represent a specified proportion of the members' voting rights. A proxy need not be a member of the Company